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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                Amendment No. 1

                                       to

                                   FORM 10-SB

                               ----------------

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               ----------------

                        takeoutmusic.com Holdings Corp.
                   (f/k/a Shampan, Lamport Holdings Limited)
                 (Name of Small Business Issuer in Its Charter)

               Washington                              98-0138706
    (State or Other Jurisdiction of       (I.R.S. Employer Identification No.)
     Incorporation or Organization)


                                                           10013
        381 Broadway, Suite 201                        (Zip Code)
           New York, New York
    (Address of Principal Executive
                Offices)

Issuer's Telephone Number, Including Area Code:   (212) 871-0714
Securities to be registered under Section 12(b) of the Exchange Act:
                                                  None
Securities to be registered under Section 12(g) of the Exchange Act:
                                                  Common Stock, par value
                                                  $0.01 per share


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                    SPECIAL NOTE REGARDING SUBSEQUENT EVENTS

   Unless otherwise indicated herein, all references to shares of the Registrant's common stock, par value $0.01 per share (the "Common Stock"), and to prices with respect to shares of the Registrant's Common Stock, give effect to a one-for-three reverse stock split effective December 20, 1999 and a one-for-four reverse stock split effective July 21, 1998.

                           FORWARD-LOOKING STATEMENTS

   Statements in this registration statement, to the extent that they are not based on historical events, constitute forward-looking statements. These statements appear in a number of different places in this registration statement and include statements regarding the intent, belief or current expectations of takeoutmusic.com Holdings Corp. and its directors or officers. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with any legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. These forward-looking statements speak as of the date of this registration statement and the Company undertakes no obligation to update such statements in light of new events or otherwise.

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                                     PART I

Item 1. Description of Business.

General

   takeoutmusic.com Holdings Corp. (hereinafter referred to as the "Company") was originally organized under the laws of the State of Washington on December 28, 1993 under the name "Allegiant Technologies Inc." On July 21, 1998 the Company changed its name to "Shampan, Lamport Holdings Limited" in order to comply with the rules of the Vancouver Stock Exchange, where the Company's stock was traded at that time, which state that a listed company that undergoes a capital reorganization must change its name. Following the merger (described below), on February 9, 2000, the Company changed its name to its present name. The Company's wholly-owned subsidiary, takeoutmusic.com, Inc., was organized under the laws of the State of Delaware on April 12, 1999.

Certain Background Information

 Limited History of Operations

   The Company has a limited history of operations. On December 28, 1993, the Company acquired SuperCard, a multimedia software development tool, together with its customer franchise, from Aldus Corporation on February 4, 1994, and thereafter developed for sale various product upgrades and ancillary software products. The Company incurred substantial start up, development and other expenses in excess of revenues, which resulted in cumulative net losses as of December 31, 1999 that exceeded $5.0 million. The Company's revenues were substantially derived from the sale of SuperCard and to a much lesser extent the sale of ancillary software products, all for the Macintosh platform.

   The Company's results of operations were adversely impacted by the following factors: (1) the Company was not able to secure adequate financing to complete new product under development, including a Windows version of SuperCard, and to maintain effective marketing strategies, (2) the Company's existing products were sold into a market segment that had experienced significant sales declines, and (3) the decline in sales of Macintosh computers and related Macintosh software in general particularly in 1995 and 1996. As a consequence of these factors the Company was forced to cease operations, change management and undertake a reorganization of its capital.

   On May 31, 1998, the Company disposed of its technology assets to an arms length purchaser for $40,000. The proceeds from the sale were used to settle certain obligations of the Company. Following such sale, management explored new lines of business and remained dormant except for activities in connection with securing additional financing and such new operations.

 Changes in Capitalization During the Fiscal Year Ended December 31, 1999

   On December 20, 1999, the Company effected a one-for-three reverse stock split of its issued and outstanding Common Stock, resulting in each 3 issued and outstanding shares of the Common Stock being changed into one share. Following the reverse split, the total number of shares of Common Stock of the Company issued and outstanding as of December 31, 1999 was 2,438,889. In addition, the Company had, at December 31, 1999, outstanding warrants entitling the holders to purchase, in the aggregate, an additional 561,111 shares of Common Stock at a purchase price of $0.5175 per share. The warrants as amended, expire at the close of business on October 15, 2004 and provide for a cashless exercise. Additionally, included in liabilities are notes payable to a former director of the Company in the amount of $183,000. These notes, and interest accrued thereon, are automatically converted into common stock of the Company at $3.50 per share if the market price of the Company's common stock is equal to or in excess of $7.00 per share for a period of ten consecutive trading days at anytime after August 4, 2000 and before February 4, 2003. See Note 3 to the Financial Statements.

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 Recent Merger

   As disclosed in the Company's Current Report on Form 8-K filed with the Commission on February 18, 2000, on February 4, 2000, TOMCI Acquisition Corp., a wholly-owned subsidiary of the Company, merged (the "Merger") with and into takeoutmusic.com pursuant to an Agreement and Plan of Merger dated January 26, 2000 (the "Merger Agreement"). takeoutmusic.com is a development stage company engaged in the business of developing and marketing musical recordings, and offering such recordings by direct file transfer, or "downloading" to consumers over the Internet. Following the Merger, the business to be conducted by the Company will be the business conducted by takeoutmusic.com prior to the Merger.

   Pursuant to the terms of the Merger Agreement, the Company issued 10,046,344 shares of its authorized but previously unissued Common Stock to the former holders of takeoutmusic.com common stock based on a conversion ratio of 1.15 shares of the Company's Common Stock for each share of takeoutmusic.com common stock issued and outstanding as of the effective time of the Merger. The shares issued to the former takeoutmusic.com stockholders represent approximately 80.5% of the outstanding Common Stock of the Company following the Merger, and the shareholders of the Company prior to the Merger represent approximately 19.5% of the outstanding Common Stock of the Company following the Merger. Immediately prior to the Merger, Sofisco Nominees Limited, Mori S. Ninomiya, John Lavallo, Jason Brunka and Richard Pangilinan beneficially owned approximately 17.2%, 16.2%, 13.4%, 11.7% and 11.0% of takeoutmusic.com, respectively, on a fully diluted basis.

   In addition, pursuant to the Merger, all outstanding options and warrants to purchase takeoutmusic.com common stock were converted into options and warrants to purchase common stock of the Company. The sole outstanding warrant to purchase an aggregate of 273,598 shares of takeoutmusic.com Common Stock at an exercise price of $0.666667 was converted into a warrant to purchase an aggregate of 314,638 shares of the Company's Common Stock at an exercise price of $0.579710. takeoutmusic.com employee stock options to purchase an aggregate of 392,000 shares of takeoutmusic.com Common Stock at an exercise price of $0.67 per share were converted into options to purchase 450,800 shares of the Company's Common Stock at an exercise price of $0.58 per share.

   takeoutmusic.com is engaged in the business of developing and marketing musical recordings and offering such recordings by digital download over the Internet on its website, takeoutmusic.com. The site employs a record industry accepted technology licensed from Liquid Audio that allows downloads of samples and full songs directly from its website to PC player programs, CD recorder devices, and portable digital music players.

   Content offered on the website is focused on modern independent music for audiences aged 14-34, and is specifically targeted to the young, computer-savvy music consumer. The site offers artist's biographies and discographies, news clippings and concert listings. Visitors to the site may hear and view cybercasts, recordings and video samples, purchase sound recordings and music-related merchandise, and chat with artists and other visitors to the site. Artists on the site represent the dance, hip hop, rock, jazz, electronica, and drum and bass music genres. The Company intends to add additional websites to include artists from other genres, including pop and Latin, and to expand internationally. The first such site, takeoutpop.com, was launched in April, 2000.

   takeoutmusic.com currently represents approximately 305 artists and 1,707 tracks, and currently has approximately 250,000 unique users per month. takeoutmusic.com intends to increase the size of its user base and consequently increase revenues from sales of music, clothes, concert tickets and related merchandise, in addition to advertising and sponsorship programs. In addition to employing traditional forms of media for promotion, takeoutmusic.com has established a "Rep Network" comprised of approximately 400 representatives at over 200 college campuses in the United States. These representatives promote the site through give-aways and campus activities, market company-sponsored promotional events and advise takeoutmusic.com of prospective independent artists.

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Risk Factors

   Historical Losses; Working Capital Deficit. The Company has sustained substantial operating losses and has used substantial amounts of working capital in its operations to date. As at December 31, 1999, the Company had cash equivalents of $8,497 and a working capital deficit of $91,689. Total liabilities exceeded the book value of total assets by $274,689. Through March 31, 2000, the Company had an accumulated deficit of $638,474. The Company expects substantial net losses and negative cash flow for the foreseeable future.

   Limited Revenues and Operating History. takeoutmusic.com was organized on April 12, 1999 and completed the Merger described above in February 2000. As of the date of this registration statement, the Company has generated nominal revenues and has a minimal operating history upon which an evaluation of its prospects can be made. In fact, the Company does not have meaningful historical financial data upon which to forecast quarterly revenues and results of operations. The Company's operating expense levels are based, in significant part, on the Company's expectations of future revenue and only a relatively small amount of the Company's costs and expenses varies with its revenues in the short term. If actual revenue levels are below management's expectations, both gross margins and results of operations are likely to be adversely affected. To date, the Company's operating activities have consisted largely of developing the infrastructure necessary to download music on the Internet. As a developing company, the Company is subject to the risks inherent in the building of a new business and the creation of new products and services. The Company's limited operating history makes it difficult to evaluate its current business and prospects. As a result of its limited operating history, potential investors in the Company should evaluate the risks, expenses and problems frequently encountered by similar companies that are in the early stages of development.

   The Company's model for conducting business and generating revenues is new and unproven and if it fails to develop as planned, its business may not succeed. The Company's business model depends upon its ability to generate revenue streams from multiple sources through its website, including:

  . online sales of downloadable music;

  . website advertising fees from third parties;

  . licensing of musical recordings for use by others; and

  . online sales of music-related merchandise.

   It is uncertain whether a music-based website that relies on attracting people to purchase and download music, mostly from lesser-known artists, can generate sufficient revenues to survive. This business model may not succeed or it may not be sustainable as the Company's business grows. In order for its business to be successful, the Company must not only develop services that directly generate revenue, but also provide content and services that attract consumers to its website frequently. The Company will need to develop new offerings as consumer preferences change and new competitors emerge. The Company may not be able to provide consumers with an acceptable blend of products, services, and informational and community offerings that will attract consumers to its website frequently. The Company provides many of its products and services without charge, and it may not be able to generate sufficient revenue to pay for these products and services. Accordingly, the Company is not certain that its business model will be successful or that it can sustain revenue growth or be profitable.

   Dependence on Business Partnerships. In an attempt to increase its customer base and traffic on the Company's website, build brand recognition, attract paid advertising and enhance content, distribution and commerce opportunities, the Company plans to enter into strategic alliances with various media, hardware device and Internet-related companies. The Company's failure to maintain or renew its existing strategic alliances or to establish and capitalize on new strategic alliances could harm its business. The Company's future success depends to a significant extent upon the success of such alliances. Moreover, the Company is substantially dependent upon its ability to advertise on other Internet sites and the willingness of the owners of other sites to direct users to the Company's Internet sites through hypertext links. The Company may not

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achieve the strategic objectives of these alliances, and parties to strategic alliance agreements with it may not perform their obligations as agreed upon. Such agreements also may not be specifically enforceable by the Company. In addition, some of the Company's strategic alliances are short term in nature and may be terminated by either party on short notice. The termination or impairment of these strategic alliances could reduce the Company's ability to attract new customers and, thus adversely effect the Company's operating results and financial condition.

   Dependence on Market Acceptance. The market for online music promotion and distribution is new and rapidly evolving. As a result, demand and market acceptance for the Company's products and services are subject to a high degree of uncertainty and risk. The Company is attempting to capitalize on a talent pool of artists underserved by the traditional recording industry. Consumers may not continue to be interested in listening to, or purchasing music from, these artists. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance, the Company may not generate sufficient revenues to become profitable.

   The future popularity of downloadable music will depend on consumer acceptance of downloading music generally. The Company believes that consumer acceptance is, in part, dependent on the availability of portable devices to store and play this music. To the extent that devices are not available at affordable prices, or consumer acceptance or distribution of these portable devices is delayed, the Company's potential market, and thus its ability to increase its revenues, may be reduced.

   Dependence on Expansion into International Markets. The Company's future growth and success will depend in part on its ability to generate international sales. There can be no assurance, however, that it will be successful in generating international sales of its products. Sales to customers in certain international countries may be subject to a number of risks, including: currency exchange rate risk; the risks that agreements may be difficult or impossible to enforce and receivables difficult to collect through an international country's legal system; foreign customers may have longer payment cycles; or foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes, or exchange controls, or adopt other restrictions on foreign trade. In addition, the laws of certain countries do not protect the Company's offerings and intellectual property rights to the same extent as the laws of the United States. If the Company fails to compete successfully or to expand the distribution of its offerings in international markets the growth of its business could be limited.

   Dependence on Brand Name Acceptance. During the quarter ended March 31, 1999, the Company began to operate under the name takeoutmusic.com and launched a marketing campaign to establish the brand name "takeoutmusic." The Company believes that establishing and maintaining the takeoutmusic brand is a critical aspect of its efforts to attract and expand its Internet audience and acquire new content and that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry in providing Internet content. The Company intends to incur significant expenses in its brand building efforts. If these efforts do not generate increased revenues, the Company's operating results will suffer. If the Company is unable to provide high quality content or otherwise fails to promote and maintain its brand, its business will be harmed.

   Dependence on Expanding Contracts for Music Content and Licensing and Selling such Content. The Company believes that a primary draw to its website is the ability to access music from known artists and independent record labels. Currently, the Company has multi-year contracts for much of its music library content. However, if the Company is unable to sign contracts for new content, or if it is unable to extend the terms of existing contracts as they expire, the website may fail to attract new, or retain existing, customers which would harm the Company's business.

   Dependence on Third Parties for the Hosting of the Company's Website. The Company currently relies on a third party to host its website at a single location. The Company currently does not maintain a redundant website. If for any reason its current website hosting services become unavailable or if its hosting service

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experiences technical problems, customers will not be able to access the
Company's website until these services are restored or until the Company is able to make arrangements with an alternate provider.

   Dependence on the Continued Development and Maintenance of the Internet and the Availability of Increased Bandwidth to Consumers. The success of the Company's business will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services. Because global commerce on the Internet and the online exchange of information is new and evolving, the Company cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term.

   The success of the Company's business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of music. The Company's business will depend on the ability of its artists and consumers to continue to upload and download music file formats, as well as to conduct commercial transactions with it, without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and slower access to the Company's website. The Company's penetration of a broader consumer market will depend, in part, on continued proliferation of high speed Internet access. Even in compressed format, a typical three-minute song file can occupy more than three megabytes of storage space. This file could take approximately seven minutes to download over a conventional 56 kbps modem compared to less than one minute over an xDSL or cable modem.

   Technology Systems Must be Expanded and Enhanced to Grow Business. In order to support a growing business, the Company will need to continue to enhance and expand its technology infrastructure, which supports its business. As business continues to grow, the Company will need to add additional servers and other hardware and software systems as well as additional sites for website hosting. If the Company fails to successfully implement these new and enhanced systems, its operations could be disrupted, and it may become less competitive, resulting in decreased revenues and increased expenses aimed at addressing these issues.

   Need for Future Capital; Uncertainty of Additional Funding. In order to accomplish all of its business objectives, the Company may require additional financing. There can be no assurance that the Company will be able to secure additional debt or equity financing or that such financing will be available on favorable terms. The failure to obtain additional funds, when required, on satisfactory terms and conditions, will have a material and adverse effect on the Company's business, operating results and financial condition.

   Risks Relating to Internet-Based Commerce. Rapid growth in the use of and interest in the Internet and online computer services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and online computer services as a medium for commerce. In addition, although security of credit card purchasing over the Internet has improved since its inception, there can be no assurance that breaches in security will not occur. If consumers, now or in the future, do not perceive the Internet to be a safe medium for commerce, it would have a material adverse effect on the Company's business, financial condition and results of operation.

   Risks Related To Internet-Based Advertising. The Company expects to derive a substantial portion of its revenues in the foreseeable future from the sale of advertising on, and sponsorships of various areas of, its Internet site. To the extent that the Company establishes relationships with advertisers and sponsors the Company anticipates that many of such relationships may be terminable at will. Consequently, the Company's advertising customers may have the ability to cancel or move their advertising and the Company's sponsors may have the ability to cancel or move their sponsorship to competing Internet sites, quickly and at relatively low costs, thereby increasing the Company's exposure to competing pressures and fluctuations in revenues and operating results. In addition, the Company anticipates that substantially all of its advertising contracts will require the Company to guarantee a minimum number of people viewing the advertisements ("hits"). In order

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to generate significant advertising revenues, the Company will seek to develop a larger base of users of the Company's Internet site possessing demographic characteristics attractive to advertisers. If the Company is unable to attract and retain paying advertising customers, the Company's business, financial condition and operating results could be materially and adversely affected.

   Limited Marketing and Sales Capability. The Company has limited internal marketing and sales resources and personnel. In order to market the products and services the Company has developed and may develop in the future, the Company will have to expand its marketing and sales force. There can be no assurance that the Company will be able to establish such capabilities or that the Company will be successful in gaining market acceptance for any products it may develop. There can be no assurance that any of the Company's proposed marketing schedules or plans can or will be met.

   Competition. Many of the Company's current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages relative to it, including:

  . longer operating histories;

  . significantly greater financial, technical and marketing resources;

  . greater brand name recognition;

  . larger existing customer bases; and

  . more popular content or artists.

These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to the development, promotion, and sale of their products or services than the Company can. Websites maintained by the Company's existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to that of the Company's. In addition, the Company may not be able to maintain or increase its website traffic levels, purchase inquiries and number of click-throughs on its online advertisement. Further, the Company's competitors may experience greater growth in these areas than the Company. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm the Company's business.

   In 1999, Time Warner and Sony's Columbia House unit announced an agreement to merge with CDNow. Also in 1999, Microsoft Corporation and Sony Corporation announced an agreement to pursue a number of cooperative activities. Sony has announced that it will make its music content downloadable from the Internet using Microsoft's multimedia software. In addition, Universal Music Group and BMG Entertainment have announced a joint venture to form an online music store. The announced acquisition of Time Warner by America Online could also result in increased competition to the Company. Finally, MusicMaker, Inc. announced in January 2000 that it was examining its strategic options.

   Uncertainty of Projected Financial Information. The operating and financial information contained in the Company's projected financial data have been prepared by management based upon its current estimates of the Company's future performance. In addition, the projected results are dependent on the successful implementation of management's growth strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. To date, the Company has marketed a small portion of its anticipated products and services. The selection of assumptions underlying such projected information required the exercise of judgment, and the projections are subject to uncertainty and changes. Changes in the facts or circumstances underlying such assumptions could materially affect the projections. To the extent that assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be made that the Company will achieve the operating or financial results set forth in the Company's financial projections.

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   While the Company believes that assumptions underlying the projected financial information are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking financial information will prove to be accurate. In addition, as disclosed in this registration statement under "Risk Factors," the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in such projected financial information. Numerous factors, including any of the factors disclosed in the "Risk Factors" and elsewhere in this registration statement, could cause the actual revenues, operating income and net income of the Company to differ materially from the projected financial information described in this registration statement. Accordingly, for these reasons it is expected that there will be differences between the actual and projected results, and actual results may be materially higher or lower than those indicated in the projected financial information.

   In light of the significant uncertainties inherent in forward-looking financial information of any kind, the inclusion of such information herein should not be regarded as a representation by the Company or any other person that any of the projected financial results will be achieved. Investors are cautioned that these projected financial results should not be regarded as fact and should not be relied upon as an accurate representation of future results. Further, the projected financial results furnished by the Company were not prepared with a view to public disclosure or in compliance with the established guidelines concerning financial projections promulgated by the American Institute of Certified Public Accountants. In addition, such projected financial results do not purport to present operations in accordance with generally accepted accounting principles and have not been audited, compiled or otherwise examined by any independent third party. Such forward-looking financial information is subjective in many respects, and thus susceptible to interpretations and periodic revision based on actual experience and business development. The Company does not intend to update or otherwise revise the projected financial information disclosed in this registration statement to reflect circumstances existing after the date of its preparation.

   Dependence on Qualified Personnel. The Company's success, development, operations and business are highly dependent upon its ability to attract and retain qualified creative, technical and managerial personnel. The loss of the services of existing personnel, including particularly Mori Ninomiya, its President, and additional key employees, as well as the failure to recruit key creative, technical and managerial personnel in a timely manner would be detrimental to the Company's business. The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing and customer service, will require the addition of new management personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of its business. In addition, companies in the Internet and music industries whose employees accept positions with competitive companies frequently claim that their competitors have engaged in unfair hiring practices. The Company may be subject to claims in the future as it seeks to hire qualified personnel and those claims may result in material litigation involving the Company. Even if unsuccessful, these claims could harm the Company's business by damaging its reputation, requiring it to incur legal costs and diverting management's attention away from the Company's business.

   Ability to Support User Base. The Company may be required to expand its network infrastructure and customer support capabilities in connection with an expanded user base, which expansion may require significant up-front expenditures by the Company for software, servers, routers and computer equipment, to increase bandwidth for Internet connectivity. Expansion must be completed without system disruptions. The Company's failure to properly expand its network infrastructure would have a material adverse affect upon the Company's business, results of operations and financial condition.

   Reliance on Third-Party Technology. The Company is dependant upon direct file transfer technology licensed from Liquid Audio ("Liquid"). Termination of the licensing agreement with Liquid would interrupt the Company's services, resulting in reduced traffic to the Company's website, which would have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to replace such technology if the licensing agreements were terminated.

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   Access to Sufficient Commercial Content. The Company does not create its own content and relies upon third-party content providers, such as publishing companies, artists and music companies. The Company's ability to obtain compelling content may be adversely impacted by the price imposed by third-parties on the content they provide. The Company anticipates that it may enter into contracts with third-party content providers that will be short-term and may be canceled if the Company does not fulfill its obligations. If the Company fails to aggregate and deliver compelling content to its users, traffic at the Company's website might decline and, as a result, advertising and commerce revenue would decrease, with resulting adverse effects on the Company's operating results and financial condition.

   System Failures and Service Interruptions. Heavy stress placed on the Company's software and hardware systems by high levels of user traffic, failures of third-party systems, or other acts beyond the control of the Company could cause such systems to fail or operate at an unacceptably low speed. Such failure could be caused by online service providers, record keeping and data processing functions, and third-party software such as Internet browsers, databases and load balancing software.

   Since the Company's data warehousing, web server and network facilities are all located in one location, a fire, flood, explosion, earthquake or other natural or man-made disaster could affect all of its facilities simultaneously. An unexpected event such as a power or telecommunications failure, fire, flood or earthquake at the Company's on-site data warehousing facility or at its Internet service providers' facilities could cause the loss of critical data and prevent the Company from offering its services to artists and consumers. The Company does not carry business interruption insurance and any such losses, should they occur, would therefore have to be borne by the Company and these losses might be significant. In addition, the Company relies on third parties to securely store its archived data, house its web server and network systems, and connect it to the Internet. A failure by any of these third parties to provide these services satisfactorily could harm the Company's business. If system failures were sustained or repeated, the Company's revenues, commerce partners and the attractiveness of the Company's brand name would be adversely affected.

   Credit Card or Other Confidential Information Transmitted Over the Web Could Limit the Company's Growth and Subject it to Liability. A significant barrier to e-commerce and communications over the Internet has been the need for secure transmission of confidential information over public networks. Internet usage may not increase at the rate the Company expects unless some of these concerns are adequately addressed and found acceptable by the market. Internet usage could also decline if any well-publicized compromise of security occurred. The Company may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Protections against security breaches may not be available at a reasonable price or at all. If a third party were able to circumvent the Company's security measures and misappropriate its users' personal information, it may cause interruptions to the Company's retail website operation, damage its reputation or subject it to claims by users. Any compromise of confidential data during transmission over the Internet may harm the Company's business.

   Failure of the Company's Internal Security Measures. The Company's business is dependent upon maintaining a database of confidential user information, including credit card numbers. If the security measures that the Company uses to protect personal information are ineffective, it may lose customers and its business would be harmed. The Company relies on security and authentication technology licensed from third parties. With this technology, the Company performs real-time credit card authorization and verification. The Company cannot predict whether new technological developments could allow these security measures to be circumvented.

   Computer Viruses, Physical or Electronic Break-ins and Similar
Disruptions. The Company may need to spend significant resources to protect against security breaches or to alleviate problems caused by any breaches and it may not be able to prevent all security breaches.

   Dependence on Intellectual Property Protection. The Company's intellectual property includes trademarks and copyrights, proprietary software, and other proprietary rights. The Company believes that its intellectual property is important to its success and its competitive position, and tries to protect it. However, the Company's efforts to protect its intellectual property could be inadequate. Use of the "takeoutmusic" name by others could dilute the Company's brand identity and confuse the market. In addition, the Company's ability to conduct its business may be harmed if others claim it violates their intellectual property rights. Currently, record companies are suing MP3.com, alleging that MP3.com violated the companies' intellectual property rights by uploading unlicensed music to the MP3.com website. Although the Company uses only licensed music, claims such as those made in the MP3.com suit could harm the Company's business by damaging its reputation, requiring it to incur increased costs and diverting management's attention away from the Company's business.

   Liability for Content on Company's Website and Liability for Other Materials Distributed. The Company may be liable to third parties for content on its website and any other materials which it distributes if:

  . the music, text, graphics or other content on the website violates copyright, trademark, or other intellectual property rights;

  . the Company's artists or labels violate their contractual obligations to others by providing content on the Company's website; or

  . content the Company distributes is deemed obscene, defamatory or excessively violent.

   Liability or alleged liability for content or other materials could harm the Company's business by damaging its reputation, requiring it to incur legal costs in defense, exposing it to significant awards of damages, fines and costs and could divert management's attention away from the Company's business. In particular, in addition to civil damages, liability for violations of copyright law currently can result in penalties of up to $10,000 per occurrence.

   Rapid Technological Change. Online services are characterized by rapidly changing technology, developing legal issues, changing user requirements, frequent new product and service introductions and enhancements, and evolving industry standards in computer hardware, operating systems, database technology and information delivery systems. The Company's success will depend on its ability to obtain competitive technologies to enhance its software and services and to introduce new services in a timely and cost-effective manner. There can be no assurance that the Company will be able to respond quickly, cost-effectively or sufficiently to these developments. If the Company is unable to respond to rapid technological changes, its services may become less attractive to potential users, which would have a material adverse affect on the Company's business, financial condition and results of operations.

   Development of New Standards for the Electronic Delivery of Music may Threaten the Company's Business. The Company currently relies on Liquid Audio technology as a delivery method for the digital distribution of music. The Company does not own or control this technology and is dependent upon a license to obtain rights to certain patents relating to the technology. The onset of competing industry standards for the electronic delivery of music could significantly affect the way the Company operates as well as the public's perception of takeoutmusic as a company. For example, some of the major recording studios formed the Secured Digital Music Initiative in early 1999 to develop a framework and standard for the electronic delivery of music. If new standards are developed and adopted by consumers, the Company may not be able to obtain a license to such technology on favorable terms or at all and the Company's business could be harmed.

   Liquid Audio technology is not fully accepted by all segments of the traditional music industry and the Company may face continued opposition to its use of it, which may slow market development and harm the Company's business.

   The Company believes that its success is largely dependent upon the ease with which customers can download and play music. The Company may face opposition from a number of different music industry sources including record companies and studios, the Recording Industry Association of America and certain artists. The adoption of competing standards may slow the development of the market for downloadable music or result in increased costs of doing business, which could harm the Company's business.

   Recent press reports described software programs, such as Freenet and Gnutella, that might allow persons to obtain digital information from an Internet site without their identity being revealed. These programs, if fully developed and widely used, could have a significant adverse impact on the digital downloading of music in general and the Company and the way it conducts its business.

   Potential Infringement and Other Claims. As a publisher and a distributor of content over the Internet, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that it publishes or distributes. Such claims have been brought, and sometimes successfully pressed, against Internet services. Although the Company intends to carry general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition and operating results.

   Concentration of Stock Ownership. Executive officers and directors, in the aggregate, beneficially own approximately 40% of the Company's outstanding Common Stock. These stockholders are able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of the Company and may make some transactions more difficult or impossible without the support of these stockholders.

   Dilution. As of March 31, 2000, there were approximately 12,580,000 shares of Common Stock outstanding, of which approximately one million were tradable without restriction under the Securities Act, tradable under Rule 144 or covered by an effective resale registration statement. The Company's market price may be adversely affected when additional shares become available for sale. In the event that the Company may need to seek additional capital at some time for any reason, holders of the Company's Common Stock could suffer dilution to their ownership percentages and/or the price per share. Depending on the situation at the time, such dilution could be substantial.

   Stock Price has Been and May Continue to be Volatile. The Company's Common Stock is currently traded on the OTC Bulletin Board under the ticker symbol "TOMU." The stock is held by a limited number of investors and there can be no assurance that an active trading market will be sustained in the future. In addition to fluctuations in the Company's operating results, the following factors could cause the price of its securities to be volatile:

  . development of the downloadable music market;

  . technological innovations;

  . new products;

  . acquisitions or strategic alliances entered into by the Company or its competitors;

  . failure to meet securities analysts' expectations;

  . government regulatory action;

  . patent or proprietary rights developments; and

  . market conditions for Internet and technology stocks in general.

   Absence of Dividends. The Company has never paid any dividends on its Common Stock and does not anticipate that dividends will be paid on any shares of its capital stock in the foreseeable future.

   Government Regulation. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. The governments of any state or foreign country might attempt to regulate the Company's transmissions or levy sales or other taxes relating to its activities regardless of the origination point of its transmissions. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information.

   The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Furthermore, the Federal Trade Commission has recently investigated the disclosure of personal identifying information obtained from individuals by Internet companies. Evolving areas of law that are relevant to the Company's business include privacy law, proposed encryption laws, content regulation and sales and use tax. For example, changes in copyright law could require the Company to change the manner in which it conducts business or increase its costs of doing business. Because of this rapidly evolving and uncertain regulatory environment, the Company cannot predict how these laws and regulations might affect its business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm the Company by subjecting it to liability or forcing it to change how it does business. In the event the Federal Trade Commission or other governmental authorities adopt or modify laws or regulations applicable to the Company's business, including those relating to the Internet and copyright matters, the Company's business could be harmed.

   Taxes on E-commerce Transactions May Impair Company's Revenues. Except for sales of tangible merchandise into certain states, the Company does not collect sales or other taxes on sales of its products through its websites. Although the Internet Tax Freedom Act precludes, for a period of three years ending January 2002, the imposition of state and local taxes that discriminate against or single out the Internet, it does not currently impact existing taxes. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as takeoutmusic.com, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from electronic commerce. Moreover, if any state or foreign country were to successfully assert that the Company should collect sales or other taxes on the exchange of merchandise on its system, it could affect the Company's cost of doing business.

   Legislation limiting the ability of states to impose taxes on Internet based transactions has been proposed in the U.S. Congress. The Company cannot assure investors that this legislation will ultimately become law or that the tax moratorium in the final version of this legislation will be ongoing. Failure to enact or renew this legislation, if enacted, could allow various states to impose taxes on Internet-based commerce, which could harm the Company's business.

Item 2. Management's Discussion And Analysis And Plan Of Operations.

   The following discussion should be read in conjunction with the financial statements of the Company and related notes included elsewhere in this Report, in the Company's Form 10-K for the year ended December 31, 1999, and in the Company's Form 10-Q for the quarter ended March 31, 2000. All statements contained herein (other than historical facts) including, but not limited to, statements regarding the Company's future development plans, the Company's ability to generate cash from its operations and any losses related hereto, are based upon current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially from the anticipated results or other expectations expressed in the Company's forward looking statements. Generally, the words "anticipate," "believe," "estimate," "expects," and similar expressions as they relate to the Company and/or its management, are intended to identify forward looking statements. Among the factors that could cause actual results to differ materially are the following: the inability of the Company to obtain additional financing to meet its capital needs and general business and economic conditions as well as technological developments.

Overview

   The Company has a limited history of operations and no history of profitability. It was incorporated as Allegiant Technologies Inc. on December 28, 1993 and thereafter until the cessation of operations developed for sale various software products primarily for the Macintosh platform. On May 31, 1998 the Company sold its technology assets and product inventory to an arms length purchaser, commenced a reorganization of its capital and thereafter remained dormant in search of a new line of business.

   On December 9, 1999 the Company announced and reported on Form 8-K that it entered into a letter of intent to merge with takeoutmusic.com, Inc. The merger was completed on February 4, 2000.

   As of March 31, 2000 the Company had a total accumulated deficit of $638,474.

   See Notes to the Financial Statements for a description of the Company's significant accounting policies.

Capital Reorganization

   The Company completed the following reorganization of its capital prior to its merger with takeoutmusic.com, Inc.:

     1. During the years ended December 31, 1998 and 1997, former principals of the Company surrendered for cancellation 166,666 escrowed shares of common stock (2,000,000 shares adjusted for reverse share splits described below).

     2. On July 21, 1998 the Company completed a four for one reverse split of its common stock and changed its name from Allegiant Technologies Inc. to Shampan, Lamport Holdings Limited.

     3. On January 15, 1998, the Company issued 1,200,000 shares of common stock at a deemed price of $0.45 per share, adjusted for reverse share splits, and a non-transferable warrant to purchase 94,444 shares of common stock at $0.5175 per share until October 15, 1999, in full settlement and satisfaction of debts of the Company amounting to $540,000. The warrant, as amended, expires at the close of business on October 15, 2004 and provides for a cashless exercise.

     4. On January 15, 1998, the Company issued 466,666 Units at $0.45 per unit, adjusted for reverse splits, for aggregate proceeds of $210,000. Each Unit consisted of one share of common stock and one non-transferable warrant to purchase one additional share of common stock at $0.5175 per share until October 15, 1999. The warrants as amended, expire at the close of business on October 15, 2004 and provide for a cashless exercise. The proceeds of the private placement were primarily used to fund the settlement of trade debts of the Company.

     5. On May 31, 1998, the Company sold its technology assets and product inventory for $40,000. The proceeds were used to fund the settlement of trade debts of the Company.

     6. During May 1998, the Company borrowed $55,000 from a director of the Company. The proceeds were used to fund certain ongoing obligations of the Company. In addition, during May 1998, the Company negotiated new terms of payment on an outstanding secured promissory note in the amount of $100,000, which was in default as a result of the Company having failed to make timely interest payments. Subsequent to the year ended December 31, 1999, these notes were amended such that the principal together with accrued interest in the amount of $28,000 ($183,000 in total) are automatically converted into common stock of the Company at $3.50 per share if the market price of the Company's common stock is equal to or in excess of $7.00 per share for a period of ten consecutive trading days at anytime after August 4, 2000 and before February 4, 2003.

     7. On December 20, 1999 the Company completed a three for one reverse split of its common stock and on February 9, 2000 changed its name from Shampan, Lamport Holdings Limited to takeoutmusic.com Holdings Corp. in connection with the announced merger with takeoutmusic.com, Inc.

     8. In July 1999 takeoutmusic.com, Inc. issued 1,500,003 shares of its common stock in a private placement receiving net proceeds of $94,332 (after issuance costs of approximately $16,000).

     9. In December 1999 takeoutmusic.com, Inc. issued 2,735,948 shares of its common stock in a private placement receiving net proceeds of $1,560,460 (after issuance costs of approximately $264,000).

     10. As of February 4, 2000 the Company issued 10,046,344 shares of its common stock in connection with the merger described above under "Recent Merger."

Results of Operations

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenues in the 1998 fiscal year were generated from the sale of its inventory of software products. The Company did not have the requisite capital to maintain sales and marketing staff or to undertake an effective marketing campaign and as a consequence sales declined precipitously from prior periods. As a further consequence, the Company was not able to continue product development, which was necessary if it were to continue with the business as a going concern. On May 31, 1998 the Company ceased operations and sold the balance of its product inventory and technology assets for $40,000.

   During the year ended December 31, 1999, management pursued numerous business opportunities until it reached an agreement to merge with takeoutmusic.com, Inc. As a consequence the Company's only material expense during the period was administrative in nature.

   General and administrative expenses consist primarily of the costs of the Company's finance and administrative personnel, including the chief executive officer, rent, telephone, legal and other expenses incurred in pursuit of new business opportunities and all general costs associated with maintaining a public company in good standing. General and administrative expenses decreased, as expected, from $123,116 in 1998 to $78,170 in 1999. The decrease in general and administrative expenses is attributable primarily to a reduction in staffing and the closure of the San Diego office. It is expected that these expenses will increase with the development of the Company's new line of business.

 Quarter Ended March 31, 2000 Compared to Quarter Ended March 31, 1999

   Financial results for the three-month period ended March 31, 1999 consisted entirely of the results of the predecessor company whose operations were discontinued in 1999 and which were in an entirely different field of business. Results for the three months ended March 31, 2000 are solely the results of the music business conducted by the Company, which is a development stage company. Therefore, comparing the results of operations for the two periods would be without meaning, and could be misleading in achieving an understanding of the Company's current operations and business plans.

   As reported in the Form 10-Q filed by the Company's predecessor for the three months ended March 31, 1999 net revenue for those three months was $46,833 resulting in a net loss of $25,897. The Company's results for the quarter ended March 31, 2000 show net revenue of $2,972 and a net loss of $312,483.

Liquidity and Capital Resources

   As of March 31, 2000 the Company had a cash balance of $1,179,922, down from a total of $1,405,898 of cash and short-term investments at December 31, 1999. Working capital decreased from the calendar 1999 year-end total of $1,305,447 to $893,509 as at March 31, 2000. The Company's total accumulated deficit also rose from the 1999 year-end balance of $325,991 to $638,474 at March 31, 2000.

   The $183,000 included in Company long-term debt is represented by two notes, one for $128,000, with interest at 8%, and one for $55,000, without interest. Both notes mature on February 3, 2003. Both notes, however, automatically convert into common stock at $3.50 per share (requiring the issuance of 52,285 shares) if the market price of the common stock is $7.00 per share or more for a period of ten consecutive trading days. See item 6 under "Capital Reorganization" above.

   The Company believes its cash on hand and cash from operations will be sufficient to meet its cash requirements over the next 12 months. However, if the Company should need to obtain additional capital by the sale of equity or debt securities there can be no assurance that such capital or borrowings could be obtained on terms favorable to the Company, or at all.

YEAR 2000

   Some currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates or have been programmed with default dates ending in 99, the common two-digit reference for 1999. As a result, as the Company continues its transition from the 20th century to the 21st century, computer systems and software used by some companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists concerning the scope and magnitude of problems associated with the year 2000 issue but press reports indicate only a minimal number of problems in this area.

   Through May 2000 the Company has experienced no malfunctions in its information technology systems as the result of the Year 2000 date change. The Company could experience future malfunctions but the Company believes that these future malfunctions, if any, will not have a material impact on the Company's results of operations or financial condition.

   The Company is in part dependent on third party suppliers. Through May 2000, the Company's key third party suppliers have not reported any significant Year 2000 compliance problems. However, because the Company's continued Year 2000 compliance is in part dependent on the continued compliance of third parties, there can be no assurance that problems with third party suppliers will not have an adverse affect on the Company's results of operations or financial condition.

Item 3. Description Of Property.

   As of May 31, 2000, the Company did not own any property. The Company leases approximately 700 square feet of office space at 381 Broadway, Suite 201, New York, NY 10013 for which it pays monthly rent of $1,750.

Item 4. Security Ownership Of Certain Beneficial Owners And Management.

   The following table sets forth certain information as of May 31, 2000 with respect to the ownership of Common Stock by (i) the persons (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), known by the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities, (ii) each director and each officer identified in the Summary Compensation Table, and
(iii) directors and executive officers as a group.

   Effective February 4, 2000, in connection with the Merger, the Company issued 10,046,344 shares of its authorized but unissued Common Stock to the former holders of takeoutmusic.com common stock based on a conversion ratio of 1.15 shares of the Company's Common Stock for each share of takeoutmusic.com common stock issued and outstanding as of the effective time of the Merger. The shares issued to the former takeoutmusic.com stockholders represent approximately 80.5% of the outstanding Common Stock of the Company following the Merger, and the shareholders of the Company prior to the Merger represent approximately 19.5% of the outstanding Common Stock of the Company following the Merger. Ownership is direct with voting and disposition rights except where indicated otherwise and includes options exercisable within 60 days of May 31, 2000.

         Name and Address            Amount of and Nature of         Percentage
        of Beneficial Owner           Beneficial Ownership            of Class
        -------------------          -----------------------         ----------
Sofisco Nominees Limited...........         1,724,964                   13.7%
 Le Panorama AB
 57 Rue Grimaldi, Mc 98000 Monaco

Mori S. Ninomiya...................         1,642,660(1)                12.9%
 381 Broadway, Suite 201
 New York, NY 10013

Jason Brunka.......................         1,188,410(2)                 9.4%
 381 Broadway, Suite 201
 New York, NY 10013

Rich Pangilinan....................         1,109,750(3)                 8.8%
 381 Broadway, Suite 201
 New York, NY 10013

John Lavallo.......................           987,160(4)                 7.8%
 381 Broadway, Suite 201
 New York, NY 10013

Steven A. Rothstein................           610,633(5)                 4.8%
 2737 Illinois Road
 Chicago, Illinois 60091

Steven A. Saltzman.................            43,125(6)                 *
 6, Rue Malher
 Code de Porte B247
 75004 Paris, France

Edwin O'Loughlin...................            43,125(6)                 *
 381 Broadway, Suite 201
 New York, NY 10013

All Current Officers and Directors
 as a Group (4 persons in number)..         5,014,230(1)(2)(3)(4)(6)    39.3%

--------
*  Less than one percent.
(1) Includes 1,527,660 shares of Common Stock and options to purchase 115,000 shares of Common Stock.
(2) Includes 1,113,660 shares of Common Stock and options to purchase 74,750 shares of Common Stock.
(3) Includes 1,035,000 shares of Common Stock and options to purchase 74,750 shares of Common Stock.
(4) Includes 895,160 shares of Common Stock and options to purchase 92,000 shares of Common Stock.
(5) Consists of 29,774 shares of Common Stock and warrants to purchase 233,333 shares of Common Stock held directly by Mr. Rothstein, and 77,526 shares of Common Stock held by minor children of Mr. Rothstein.
(6) Consists of options to purchase 43,125 shares of Common Stock.

Item 5. Directors, Executive Officers, Promoters And Control Persons; Compliance With Section 16(a) Of The Exchange Act.

   Set forth below is certain information relating to the members of the Board of Directors of the Company as of May 31, 2000. There are no family relationships between any of the Directors and officers.

         Name         Age                       Position
         ----         ---                       --------
 Mori S. Ninomiya....  26 Chairman of the Board of Directors, President and
                          Chief Executive Officer
 John Lavallo........  31 Executive Vice President Business Affairs, Secretary
                          and Director
 Edwin O'Loughlin....  55 Director since February 4, 2000
 Steven A. Saltzman..  41 Director since April 9, 2000

   At the effective time of the Merger, the then current directors of the Company were to elect to the Board of Directors between five and seven nominees of the former takeoutmusic.com stockholders, as designated by such stockholders, and immediately thereafter tender their own resignations from the Board of Directors of the Company. At that time, the former takeoutmusic.com stockholders nominated Messrs. Ninomiya, Lavallo and O'Loughlin to the Board of Directors. Mr. Saltzman was elected to the Board of Directors of the Company by the then existing members of the Board effective as of April 9, 2000.

   The following sets forth certain biographical information for the current Directors and officers:

   Mori S. Ninomiya. Mr. Ninomiya was elected to the Board of Directors on February 4, 2000, at which time he was also appointed President and Chief Executive Officer of the Company. Mr. Ninomiya has served as Chairman of the Board, President and Chief Executive Officer of takeoutmusic.com, Inc. from July 1999 until present. From February 1999 through July 1999, Mr. Ninomiya was primarily engaged in activities related to the formation of takeoutmusic.com, Inc. From September, 1997 until February, 1999, Mr. Ninomiya served in the Artist & Repertoire department at Tommy Boy Music LLC, an affiliate of Time-Warner, Inc. From June, 1995 until September, 1997, Mr. Ninomiya was an audio and music producer for Time Warner Interactive. From June, 1991 until September, 1992, Mr. Ninomiya was an audio engineer at Atlantic Recording Studios. Mr. Ninomiya obtained a B.M. from New York University in 1994.

   John Lavallo. Mr. Lavallo was elected to the Board of Directors on February 4, 2000, at which time he was also appointed Executive Vice-President, Business Affairs and Secretary of the Company. Mr. Lavallo has served as Executive Vice-President, Business Affairs and Secretary of takeoutmusic.com, Inc. from August 1999 until present. From December 1997 through August 1999, Mr. Lavallo served as an attorney in the Business Affairs/Legal Department at Tommy Boy Music LLC. From August 1997 through December 1997, Mr. Lavallo served as a legal consultant to the law firm of McCarter & English, LLP. From March 1995 through May, 1997, Mr. Lavallo worked as a Contract/Business Analyst at EMI Capital Music. Mr. Lavallo holds a J.D., cum laude, from Michigan State University and a B.A., cum laude, from Drew University.

   Edwin O'Loughlin. Mr. O'Loughlin was elected to the Board of Directors on February 4, 2000. Mr. O'Loughlin has served as a Director of takeoutmusic.com, Inc. from August 2, 1999 until present. From December 1999 through the present, Mr. O'Loughlin has served as an advisor to Sharp End Records Ltd. From April 1998 through present Mr. O'Loughlin has served as a producer in the Artist & Repertoire Department at Tommy Boy Music LLC. Prior to such time, Mr. O'Loughlin served as Chairman of Next Plateau Records, a rap and dance music label, where Mr. O'Loughlin was credited with over thirty top-40 Billboard hits and the sextuple-platinum "Very Necessary" by Salt N' Pepa. In addition, during the 1970's Mr. O'Loughlin founded Midland International, a Disco label whose roster included Silver Convention and Carol Douglas.

   Steven A. Saltzman. Mr. Saltzman was elected to the Board of Directors on April 9, 2000. Since October, 1998, Mr. Saltzman has been a radio consultant for the Finelco radio group, based in Milan and Monaco. During 1997 through 1998, Mr. Saltzman was a founder and director of a German radio consortium, Mega Radio. During 1993 through 1997, Mr. Saltzman was the radio consultant to Scandinavian Broadcasting (SBS).

Over the last ten years, Mr. Saltzman has served as a consultant to various radio groups including Hachette/Europe Communications of France. In 1983, Mr. Saltzman set up global radio syndicator Radio International Inc. Mr. Saltzman received his B.A. from the University of South Florida in 1981.

Item 6. Executive Compensation.

   The following provides certain information concerning all plan and non-plan (as defined in Item 402 (a)(ii) of Regulation S-B) compensation awarded to, earned by, paid or accrued by the Company during the years ended December 31, 1999, 1998 and 1997, to the former Chief Executive Officer. No director or executive officer received total compensation in respect of the 1999 or 1998 fiscal year exceeding $100,000.

 Summary Compensation Table.

                                                        Long Term
                                                   Compensation Awards
                                                   -------------------
                                                       Restricted
                              Annual Compensation      Securities        Payouts
                              -------------------  ------------------- ------------
   Name and Principal                Other Annual   Stock   Underlying  All Other
        Position         Year Salary Compensation  Award(s)  Options   Compensation
   ------------------    ---- ------ ------------  -------- ---------- ------------
Steven A. Rothstein..... 1999  --      $26,917(2)    --        --          --
 President and Chief     1998  --      $34,333(3)    --        --          --
 Executive Officer(1)    1997  --      $ 8,000(4)    --        --          --

--------
(1) President and Chief Executive Officer from November 1, 1997 to February 4, 2000.
(2) Includes: (i) $14,000 in management fees which included assisting the Company in finding new business opportunities; and (ii) $12,917 in interest accrued on certain notes issued by the Company, of which a portion was paid through the issuance of Common Stock of the Company and the balance was aggregated with the principal under the Note (as defined in "Item 7-- Certain Relationships and Related Transactions").
(3) Includes: (i) $6,000 in accrued management fees which included assisting the Company in finding new business opportunities; (ii) $15,000 in finance fees paid in connection with the granting of a loan to the Company; and
    (iii) $13,333 in interest accrued on certain notes issued by the Company to Mr. Rothstein, of which a portion was paid through the issuance of Common Stock of the Company and the balance was aggregated with the principal under the Note (see "Item 7--Certain Relationships and Relations Transactions").
(4) Includes $8,000 in interest accrued on certain notes issued by the Company to Mr. Rothstein, of which a portion was paid through the issuance of Common Stock of the Company and the balance was aggregated with the principal under the Note (see "Item 7--Certain Relationships and Related Transactions").

 Options/SAR Grants in Fiscal Year Ended December 31, 1999

   There were no option/SAR grants awarded to Mr. Rothstein in fiscal year ended December 31, 1999.

 Aggregated Options/SAR Exercises in Most Recent Fiscal Year and Fiscal Year-End Options/SAR Values.

   The following table summarizes options exercised by the named executive officers during the year ended December 31, 1999, and the number and value of options held by Mr. Rothstein at the year end. The Company does not have any outstanding stock appreciation rights granted to executive officers.

                                                  Number of         Value Of
                                                 Unexercised      In-the-Money
                                               Options/Warrants Options/Warrants
                            Shares                at Fy-End      at Fy-End ($)
                           Acquired    Value     Exercisable/     Exercisable/
          Name            on Exercise Realized  Unexercisable   Unexercisable(1)
          ----            ----------- -------- ---------------- ----------------
Steven A. Rothstein......     --        --        233,333/0       $2,199,980/0

--------
(1) Calculation based on the excess of fair market value over the exercise price.

Compensation of Directors

   Employee and non-employee Directors of the Company did not receive any fees for serving on the Board of Directors during the year ended December 31, 1999. However, such Directors were reimbursed for travel expenses for attendance at board meetings.

Item 7. Certain Relationships and Related Transactions.

   Pemcorp Management Inc., a management advisory services company controlled by Mr. McCartney, a Director of the Company during the fiscal year ended December 31, 1999 and Mr. Petersen, a Secretary of the Company during the fiscal year ended December 31, 1999, was paid $18,000 for services rendered and $8,750 for the use of office facilities during the year ended December 31, 1999, through the issuance by the Company of 56,138(1) shares of Common Stock of the Company (see "Part II Item 4. Recent Sales of Unregistered Securities").

   The Company accrued management fees related to the Company finding new business opportunities that amounted to $14,000 and $6,000 during the fiscal years ended December 31, 1999 and 1998, respectively, payable to Mr. Rothstein, the Company's Chief Executive Officer during the fiscal year ended December 31, 1999, and $7,000 and $3,000 during the fiscal years ended December 31, 1999 and 1998, respectively, payable to Mr. Daskal, the Company's Chief Financial Officer during the year ended December 31, 1999. These accrued management fees plus interest in the amount of $6,250, which interest was not aggregated into the Note (as defined below), were paid through the issuance by the Company issued of an aggregate of 133,333(1) shares of Common Stock (see "Part II Item 4. Market for Common Equity and Related Stockholder Matters-- Recent Sales of Unregistered Securities").

  On February 13, 1997, the Company issued a secured promissory note in the amount of $100,000 to Mr. Rothstein. The note was in default during the year ended December 31, 1999 as a result of the Company's failure to make timely interest payments. The terms of the note were amended on May 1, 1998 to provide that it is not secured and is payable on demand together with interest accrued at the rate of 10% per annum. On February 4, 2000, the principal amount of $100,000 and accrued interest in the amount of $28,000 were aggregated into a three year long term convertible note (the "Note") which Note, commencing August 4, 2000, automatically converts as to principal and interest into Common Stock of the Company at $3.50 per share, if the price of the Common Stock is equal to or in excess of $7.00 per share for a period of ten consecutive trading days. The Note bears interest at the rate of 8% per annum, which interest is payable at maturity or upon conversion. No cash payments are due under the Note unless it remains outstanding at the end of the 3-year term, at which time the Note shall be paid in cash in full, including accrued interest. The Note is attached hereto as Exhibit 10.3.

   In May, 1998 and April, 1999, the Company borrowed $50,000 and $5,000, respectively, from Mr. Rothstein. The proceeds were used to fund certain ongoing obligations of the Company. In May, 1998, the Company issued 50,000(/1/) shares of Common Stock at a value of $0.30 per share as a finance fee to Mr. Rothstein in connection with the loans. The promissory note was amended July 31, 1999 to provide that it was unsecured and payable on demand without interest. Interest was paid on the note to July 31, 1999. On February 4, 2000, the Company agreed that that the note payable to Mr. Rothstein in the principal amount of $55,000 would be restated upon the same terms as the Note, except that it would not bear interest. This note is attached hereto as Exhibit 10.4.

   During the fiscal year ended December 31, 1999, the Company accrued interest payable in the amount of $12,917 on the then outstanding notes payable to Mr. Rothstein.

Item 8. Description of Securities

   The following constitutes a brief summary of the Company's Articles of Incorporation and Bylaws as they relate to the Company's stock. Such summary does not purport to be fully complete and is qualified in its entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

                                  COMMON STOCK

   The Company's Articles of Incorporation authorize it to issue up to one hundred million (100,000,000) Shares of Common Stock, which carry a par value of $0.01 per Share. All outstanding Shares of Common Stock are fully paid and non-assessable.

                                PREFERRED STOCK

   The Company's Articles of Incorporation authorize it to issue up to fifty million (50,000,000) Shares of Preferred Stock. The Board of Directors have the authority to divide the Shares of Preferred Stock into one or more series; to designate the number of shares of each series and the designation thereof; to fix and determine the relative rights and preferences as between series, including the dividend rate, conversion rights, voting rights and terms of redemption; and to amend the relative rights and preferences of any series that is wholly issued. There are no Shares of Preferred Stock issued at the date of this registration statement.

                               LIQUIDATION RIGHTS

   Upon liquidation or dissolution, each outstanding Share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities subject to the rights and preferences of any issued preferred stock.

                                DIVIDEND RIGHTS

   There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.
--------
(/1/The)number of shares issued has been adjusted to reflect the one for three reverse stock split effective December 20, 1999.

                                 VOTING RIGHTS

   Holders of Shares of Common Stock are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

                                  OTHER RIGHTS

   Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

                                    PART II

Item 1. Market Price Of And Dividends On The Registrant's Common Equity And Related Stockholder Matters.

                               MARKET INFORMATION

   Since February 10, 2000, the Company's Common Stock has been traded on the OTC Bulletin Board under the symbol "TOMU". From July 21, 1998 through February 10, 2000, the Company's Common Stock traded on the OTC Bulletin Board under the symbol "SLHX". Prior to such time, the Company's Common Stock traded on the OTC Bulletin Board under the symbol "ALGT".

   The Company's Common Stock was also traded on the Vancouver Stock Exchange under the symbol "SLL.U" for the period commencing July 21, 1998 through May 28, 1999, when the Company voluntarily delisted the Common Stock from trading on the Vancouver Stock Exchange. Prior to July 21, 1998, the Common Stock traded on the Vancouver Stock Exchange under the symbol "AGH.U".

   The following table sets forth the high and low prices per share of the Company's Common Stock on the OTC Bulletin Board for all fiscal quarters since January 1, 1998. These quotations reflect prices between dealers and do not reflect retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. The information has been adjusted, where appropriate, to reflect the one for three reverse stock split effective December 20, 1999 and the one for four reverse stock split effective July 21, 1998.

                                                                    Bid Prices
                                                                    of Common
                                                                      Stock
                                                                   ------------
                                                                    High   Low
                                                                   ------ -----
Year Ended December 31, 2000
  First Quarter................................................... $11.13 $4.00
  Second Quarter (through May 31, 2000)........................... $ 5.50 $1.25
Year Ended December 31, 1999:
  First Quarter................................................... $ 0.15 $0.03
  Second Quarter.................................................. $ 0.15 $0.15
  Third Quarter................................................... $ 1.13 $0.15
  Fourth Quarter.................................................. $11.00 $0.30
Year Ended December 31, 1998:
  First Quarter................................................... $ 0.75 $0.24
  Second Quarter.................................................. $ 1.08 $0.48
  Third Quarter................................................... $ 0.84 $0.21
  Fourth Quarter.................................................. $ 0.90 $0.03

   The following table sets forth the high and low prices per share of the Company's Common Stock on the Vancouver Stock Exchange for all fiscal quarters from January 1, 1998 through May 28, 1999, when the Company voluntarily delisted the Common Stock from trading on the Vancouver Stock Exchange. These prices have been adjusted, where appropriate, to reflect the one for three reverse stock split effective December 20, 1999 and the one for four reverse stock split effective July 21, 1998.

                                                                    Bid Prices
                                                                     of Common
                                                                       Stock
                                                                    -----------
                                                                    High   Low
                                                                    ----- -----
Year Ended December 31, 1999:
  First Quarter.................................................... $0.30 $0.27
  Second Quarter................................................... $0.30 $0.27
  Third Quarter....................................................   N/A   N/A
  Fourth Quarter...................................................   N/A   N/A
Year Ended December 31, 1998:
  First Quarter.................................................... $0.84 $0.48
  Second Quarter................................................... $0.84 $0.48
  Third Quarter.................................................... $0.60 $0.60
  Fourth Quarter................................................... $0.60 $0.27

                                    HOLDERS

   As of May 31, 2000, there were approximately 160 holders of record of the Company's Common Stock. Such number of record owners was determined from the Company's shareholder records, and does not include beneficial owners of its Common Stock whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of Common Stock held by others as or in nominee names exceeds 300 in number.

                                   DIVIDENDS

   The Company has never paid a dividend, whether in cash or property, on its shares of Common Stock, and has no present expectation of doing so in the future.

Item 2. Legal Proceedings.

   As of May 31, 2000, the Company was not party to any pending legal proceeding.

Item 3. Changes in and Disagreement With Accountants on Accounting and Financial Disclosure.

   By resolution of the Board of Directors adopted as of May 10, 2000, the Board of Directors of the Company approved the engagement of Arthur Andersen LLP as its independent auditors for the fiscal year ending December 31, 2000 to replace the firm of Moss Adams LLP, who were dismissed as auditors of the Company effective May 10, 2000.

   The reports of Moss Adams LLP on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified as to audit scope, or accounting principles. However, such reports included a qualification concerning the ability of the Company to continue as a going concern and that the financial statements of the Company did not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of that uncertainty.

   In connection with the Company's financial statements for each of the two fiscal years ended December 31, 1999, and in the subsequent interim periods, there were no disagreements with Moss Adams LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Moss Adams LLP would have caused Moss Adams LLP to make reference to the matter in their report.

   The Company has requested Moss Adams LLP to furnish to it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated May 10, 2000, is referenced as Exhibit 16.1 to this registration statement.

Item 4. Recent Sales of Unregistered Securities.

   Sales of unregistered securities by the Company since January 1, 1999 are as follows:

   On July 31, 1999, the Company issued 56,138(/1/) shares of Common Stock to certain creditors of the Company in settlement of debt of the Company in the amount of $26,750. The issuance was made pursuant to Regulation S of the Securities Act of 1933, as amended (the "Act") (see "Part I Item 7. Certain Relationships and Related Transactions").
--------
(/1/The)number of shares issued have been adjusted to reflect the one for three reverse stock split effective December 20, 1999.

   On July 31, 1999, the Company issued an aggregate of 133,333(1) shares of Common Stock to certain creditors of the Company in settlement of debt of the Company in an aggregate amount equal to $36,250. The issuance was made pursuant to Section 4(2) of the Act (see "Part I Item 7. Certain Relationships and Related Transactions").

Item 5. Indemnification of Officers and Directors

   The Business Corporation Act of the State of Washington provides generally that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative in nature, whether formal or informal, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys' fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, reasonably incurred by him in connection with such suit or proceeding, if, in the case of conduct in the individual's official capacity with the corporation, he acted in a manner believed to be in the best interests of the corporation, and in all other cases that his conduct was not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Washington law further provides that, unless otherwise provided in the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders, a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable to the corporation or, in connection with any proceeding in which he was adjudged liable on the basis that personal benefit was improperly received, whether or not involving action in his official capacity, unless the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the relevant circumstances, such person is fairly and reasonably entitled to indemnification for the reasonable expenses incurred.

   The ByLaws of the Company provide for indemnification of officers and directors of the Company to the full extent permitted by Washington law for any and all fees, costs and expenses incurred in connection with any action, suit or other proceeding, whether civil, criminal, administrative or investigative, commenced or threatened, arising out of services by or on behalf of the Company. The ByLaws also provide for advancing funds to pay for anticipated costs and authorize the Board to enter into an indemnification agreement with each officer or director.

   In accordance with Washington law, the Company's Articles of Incorporation contain provisions eliminating the personal liability of directors, except for
(i) liability for unlawful distributions if it is established that the director did not perform his duties in compliance with the applicable standard of conduct for directors, (ii) acts or omissions which involve intentional misconduct or a knowing violation of the law, and (iii) any transaction in which a director receives an improper personal benefit. These provisions only pertain to breaches of duty by directors as such, and not in any other corporate capacity, e.g., as an officer. As a result of the inclusion of such provisions, neither the Company nor its stockholders may be able to recover monetary damages against directors for actions taken by them which are ultimately found to have constituted negligence or gross negligence, or which are ultimately found to have been in violation of their fiduciary duties, although it may be possible to obtain injunctive or equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have an effective remedy against the challenged conduct.

   The Company has entered into Indemnification Agreements with each of its directors and officers (the "Indemnitees") pursuant to which it has agreed to provide for indemnification, to the fullest extent permitted by law and the Company's ByLaws, against any and all expenses, judgments, fines, penalties and amounts paid in settlement arising out of any claim in connection with any event, occurrence or circumstance related to such individual serving as a director or officer of the Company. Such indemnification includes the advance of expenses to the Indemnitees (including the payment of funds in trust therefor under certain circumstances) and is subject to there not having been determined that the Indemnitee would not be permitted to be indemnified under applicable law. The rights of indemnification are in addition to any other rights which the Indemnitees may have under the Company's Certificate of Incorporation, ByLaws, the Washington Business Corporation Act or otherwise.

                                    PART F/S

   See Index to Financial Statements attached hereto.

                                    PART III

                                 EXHIBIT INDEX

 Exhibit
   No.   Description Page
 ------- ----------------
  2.1    Agreement and Plan of Merger dated January 26, 2000 among
         takeoutmusic.com Holdings Corp. (f/k/a Shampan, Lamport Holdings
         Limited), TOMCI Acquisition Corp. and takeoutmusic.com, Inc. filed on
         February 18, 2000 as Exhibit 2.1 to Current Report on Form 8-K and
         hereby incorporated by reference.

  3.1 Articles of Incorporation filed with the Secretary of State of the State of Washington on December 28, 1993 filed as Exhibit 3.1 to
         Registration Statement on Form SB-2, File No. 333-07727 and hereby incorporated by reference.

  3.2+ Articles of Amendment to Articles of Incorporation filed with the Secretary of State of the State of Washington effective as of June 6, 1996.

  3.3+ Articles of Amendment to Articles of Incorporation filed with the Secretary of State of the State of Washington effective as of July 21, 1998.

  3.4+ Articles of Amendment to Articles of Incorporation filed with the Secretary of State of the State of Washington effective as of December
         20, 1999.

  3.5 Articles of Amendment to Articles of Incorporation filed with the Secretary of State of the State of Washington effective as of February
         9, 2000 filed February 18, 2000 as Exhibit 3.1 to Current Report on
         Form 8-K and hereby incorporated by reference.

  3.6    By-Laws filed as Exhibit 3.2 to Registration Statement on Form SB-2,
         File No. 333-07727 and hereby incorporated by reference.

  4.1    Common Stock Purchase Warrant dated May 4, 2000 issued to Steven A.
         Rothstein.

  4.2    Common Stock Purchase Warrant dated May 4, 2000 issued to Steven
         Rabinovici.

  4.3    Common Stock Purchase Warrant dated February 4, 2000 issued to Geller
         & Friend Partnership I filed as Exhibit 4.3 to Annual Report on Form
         10-KSB, File No. 333-07727 and hereby incorporated by reference.

  4.4    Common Stock Purchase Warrant dated February 4, 2000 issued to
         National Securities Corporation to purchase 314,638 shares of Common
         Stock at an exercise price of $.579713 per share filed as Exhibit 4.4 to Annual Report on Form 10-KSB, File No. 333-07727 and hereby incorporated by reference.

 10.1    Incentive Compensation Plan filed as Exhibit 10.1 to Annual Report on
         Form 10-KSB, File No. 333-07727 and hereby incorporated by reference.

 10.2    Form of Indemnification Agreement filed as Exhibit 10.2 to Annual
         Report on Form 10-KSB, File No. 333-07727 and hereby incorporated by reference.

 10.3    Convertible Promissory Note dated February 4, 2000 in the amount of
         $100,000 issued to Steven A. Rothstein (IRA) filed as Exhibit 10.3 to
         Annual Report on Form 10-KSB, File No. 333-07727 and hereby incorporated by reference.

 10.4    Convertible Promissory Note dated February 4, 2000 in the amount of
         $55,000, issued to Steven A. Rothstein filed as Exhibit 10.4 to Annual
         Report on Form 10-KSB, File No. 333-07727 and hereby incorporated by reference.

 16.1    Letter from Moss Adams LLP required pursuant to Rule 304(a)(3) of
         Regulation S-B filed as Exhibit 99.1 to the Current Report on Form 8-
         K, File No. 333-07727 and hereby incorporated by reference.

--------
+ Previously filed.

                                   SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          takeoutmusic.com Holdings Corp.

                                                   /s/ Mori S. Ninomiya
                                          By:__________________________________
                                                     Mori S. Ninomiya
                                               Chairman, President and Chief
                                                     Executive Officer

Date: August 4, 2000

                              FINANCIAL STATEMENTS

                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS OF SHAMPAN, LAMPORT HOLDINGS LIMITED.......  F-2

FINANCIAL STATEMENTS OF SHAMPAN, LAMPORT HOLDINGS LIMITED
  BALANCE SHEETS OF SHAMPAN, LAMPORT HOLDINGS LIMITED AS OF DECEMBER 31,
   1998 AND 1999..........................................................  F-3
  STATEMENTS OF OPERATIONS OF SHAMPAN, LAMPORT HOLDINGS LIMITED FOR THE
   YEARS ENDED DECEMBER 31, 1998 AND 1999.................................  F-4
  STATEMENTS OF STOCKHOLDERS' EQUITY OF SHAMPAN, LAMPORT HOLDINGS LIMITED
   FOR THE YEARS ENDING DECEMBER 31, 1998 AND 1999........................  F-5
  CASH FLOW STATEMENTS OF SHAMPAN, LAMPORT HOLDINGS LIMITED FOR THE YEARS
   ENDED DECEMBER 31, 1998 AND 1999.......................................  F-6
  NOTES TO FINANCIAL STATEMENTS OF SHAMPAN, LAMPORT HOLDINGS LIMITED......  F-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS OF TAKEOUTMUSIC.COM, INC......... F-12

FINANCIAL STATEMENTS OF TAKEOUTMUSIC.COM, INC.
  BALANCE SHEET OF TAKEOUTMUSIC.COM, INC. AS OF DECEMBER 31, 1999......... F-13
  STATEMENT OF OPERATIONS OF TAKEOUTMUSIC.COM, INC. FOR THE PERIOD FROM
   APRIL 12, 1999 (INCEPTION ) TO DECEMBER 31, 1999....................... F-14
  STATEMENT OF STOCKHOLDERS' EQUITY OF TAKEOUTMUSIC.COM, INC.FOR THE
   PERIOD FROM APRIL 12, 1999 (INCEPTION ) TO DECEMBER 31, 1999........... F-15
  CASH FLOW STATEMENT OF TAKEOUTMUSIC.COM, INC. FOR THE PERIOD FROM APRIL
   12, 1999 (INCEPTION) TO DECEMBER 31, 1999.............................. F-16
  NOTES TO FINANCIAL STATEMENTS OF TAKEOUTMUSIC.COM, INC.................. F-17

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF TAKEOUTMUSIC.COM, INC. AND
 SHAMPAN LAMPORT HOLDINGS LIMITED
  INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS.......................... F-24
  PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 1999......................... F-25
  PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1999......... F-26
  NOTES TO THE PRO FORMA FINANCIAL STATEMENTS............................. F-27
  UNAUDITED INTERIM FINANCIAL STATEMENTS
  BALANCE SHEETS AS OF DECEMBER 31, 1999 AND MARCH 31, 2000............... F-28
  STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND
   THE PERIOD FROM APRIL 12, 1999 (INCEPTION) TO MARCH 31, 2000........... F-29
  STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE THREE MONTHS ENDED MARCH 31,
   2000 AND THE PERIOD FROM APRIL 12, 1999 (INCEPTION ) TO MARCH 31,
   2000................................................................... F-30
  CASH FLOW STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND THE
   PERIOD FROM APRIL 12, 1999 (INCEPTION) TO MARCH 31, 2000............... F-31
  NOTES TO THE INTERIM FINANCIAL STATEMENTS............................... F-32

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Shampan, Lamport Holdings Limited

   We have audited the balance sheets of Shampan, Lamport Holdings Limited as of December 31, 1998 and 1999, and the related statements of operations, shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shampan, Lamport Holdings Limited as of December 31, 1998 and 1999, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that Shampan, Lamport Holdings Limited will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained substantial operating losses since inception and has a working capital deficit of approximately $275,000 at December 31, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The 1999 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


Moss Adams LLP

Seattle, Washington
January 26, 2000, except for Notes 1(b), 3(a) and
 5(b), as to which the date is February 4, 2000

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                                 BALANCE SHEETS
                            As of December 31, 1999

                                                         1998         1999
                                                      -----------  -----------
                       ASSETS
Current assets:
  Cash............................................... $    10,776  $     8,497
                                                      ===========  ===========

        LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Notes payable to shareholder....................... $   150,000  $       --
  Notes payable......................................      42,500       67,500
  Accounts payable...................................      31,522       31,522
  Accrued liabilities................................      33,336        1,164
                                                      -----------  -----------
    Total current liabilities........................     257,358      100,186
                                                      -----------  -----------
Notes payable to shareholder.........................         --       183,000
                                                      -----------  -----------
Shareholders' deficit:
  Preferred stock, 50,000,000 shares authorized,
   $0.01 par value,
   none issued or outstanding........................         --           --
                                                      -----------  -----------
  Common stock, 100,000,000 shares authorized, $0.01
   par value, 2,249,417 and 2,438,889 issued and
   outstanding, in 1998 and 1999, respectively.......      22,494       24,389
  Additional paid-in capital.........................   4,888,671    4,949,776
  Accumulated deficit................................  (5,157,747)  (5,248,854)
                                                      -----------  -----------
                                                         (246,582)    (274,689)
                                                      -----------  -----------
                                                      $    10,776  $     8,497
                                                      ===========  ===========



                            See accompanying notes.

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                            STATEMENTS OF OPERATIONS
                      For the Year Ended December 31, 1999

                                                          1998        1999
                                                       ----------  ----------
NET REVENUE........................................... $   62,541  $      --
COST OF REVENUE.......................................     18,415         --
                                                       ----------  ----------
GROSS PROFIT..........................................     44,126         --
                                                       ----------  ----------
EXPENSES
  Sales and marketing.................................     24,837         --
  General and administrative..........................    123,116      78,170
                                                       ----------  ----------
                                                          147,953      78,170
LOSS FROM OPERATIONS..................................   (103,827)    (78,170)
OTHER INCOME (EXPENSE)
  Interest expense....................................    (13,333)    (12,937)
  Finance fee.........................................    (15,000)        --
  Gain on disposal of property and equipment..........      4,972         --
                                                       ----------  ----------
LOSS BEFORE EXTRAORDINARY ITEM........................   (127,188)    (91,107)
EXTRAORDINARY ITEM, gain on settlement of
 obligations..........................................      7,113         --
                                                       ----------  ----------
NET LOSS.............................................. $ (120,075) $  (91,107)
                                                       ==========  ==========
BASIC LOSS PER SHARE.................................. $    (0.06) $    (0.04)
                                                       ==========  ==========
SHARES USED IN COMPUTING PER SHARE AMOUNTS............  2,153,116   2,328,363
                                                       ==========  ==========




                            See accompanying notes.

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                       STATEMENT OF SHAREHOLDERS' DEFICIT

                            Common Stock      Additional                  Total
                          ------------------   Paid-in   Accumulated  Shareholders'
                           Shares    Amount    Capital     Deficit       Deficit
                          ---------  -------  ---------- -----------  -------------
Balance at December 31,
 1997...................    645,250  $ 6,452  $4,139,713 $(5,037,672)   $(891,507)
Shares issued...........  1,666,667   16,667     733,333         --       750,000
Shares cancelled........   (112,500)  (1,125)      1,125         --           --
Shares issued--bonus....     50,000      500      14,500         --        15,000
Net loss................        --       --          --     (120,075)    (120,075)
                          ---------  -------  ---------- -----------    ---------

Balances at December 31,
 1998...................  2,249,417   22,494   4,888,671  (5,157,747)    (246,582)
Shares issued--
 settlement.............    189,472    1,895      61,105         --        63,000
Net loss................        --       --          --      (91,107)     (91,107)
                          ---------  -------  ---------- -----------    ---------

Balance at December 31,
 1999...................  2,438,889  $24,389  $4,949,776 $(5,248,854)   $(274,689)
                          =========  =======  ========== ===========    =========





                            See accompanying notes.

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                            STATEMENTS OF CASH FLOWS
                      For the Year Ended December 31, 1999

                                                             1998       1999
                                                           ---------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss................................................ $(120,075) $(91,107)
  Adjustments to reconcile net loss to net cash from
   operating activities
    Gain on disposal of property and equipment............    (4,972)      --
  Expenses settled through issuance of common stock.......       --     63,000
  Extraordinary gain on settlement of obligations.........    (7,113)      --
  Accrued interest converted to notes payable.............       --     28,000
  Finance fee paid in common stock........................    15,000       --
  Changes in operating assets and liabilities
    Accounts receivable...................................    12,642       --
    Inventories...........................................    38,146       --
    Accounts payable and accrued liabilities..............    (7,208)  (32,172)
                                                           ---------  --------
                                                             (73,580)  (32,279)
                                                           ---------  --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on sale of property and equipment..............    21,611       --
                                                           ---------  --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of notes payable.................    50,000    30,000
  Payments on notes payable...............................   (22,500)      --
                                                           ---------  --------
                                                              27,500    30,000
                                                           ---------  --------
Change in cash and cash equivalents.......................   (24,469)   (2,279)
Cash and cash equivalents, beginning of year..............    35,245    10,776
                                                           ---------  --------
Cash and cash equivalents, end of year.................... $  10,776  $  8,497
                                                           =========  ========

SUPPLEMENTAL CASH FLOW INFORMATION
  Common stock issued for settlement of share
   subscriptions.......................................... $ 750,000  $    --
                                                           =========  ========

                            See accompanying notes.

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                       NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

1. ORGANIZATION AND SUBSEQUENT EVENT

(a) Nature of Operations

   The Company was incorporated in Washington State, U.S.A. on December 28, 1993 and changed its name from Allegiant Technologies Inc. to Shampan, Lamport Holdings Limited effective July 21, 1998. In February 2000 the Company changed its name to takeoutmusic.com Holdings Corp.

   The Company discontinued its principal line of business, developing, marketing and supporting interactive multimedia development software during 1997. On May 31, 1998 the Company disposed of its remaining inventory and technology assets.

(b) Management Plans on Continued Existence, Merger Agreement and Subsequent
Event

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, in the United States, which contemplates the continuation of the Company as a going concern. However, the Company sustained substantial operating losses and used substantial amounts of working capital in its prior operations. As of December 31, 1999, current liabilities exceeded current assets by $274,689.

   On January 26, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger") with takeoutmusic.com, Inc. ("takeoutmusic"), a privately held Delaware corporation engaged in the business of distributing music in digital format over the world wide web. The Merger provides for the issuance of approximately 10 million shares of the Company's common stock in exchange for all of the issued and outstanding shares of takeoutmusic.com. The Merger will be accounted for as a reverse merger with takeoutmusic being the accounting acquirer.

   The Company's ability to continue as a going concern is dependent upon, among other things, its ability to integrate the operations of takeoutmusic.com. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Revenue Recognition

   Prior to the Company being dormant, revenue was derived from product sales and licenses, maintenance contracts and consulting, training and other services. Revenues from product sales and licenses were recognized upon shipment of the products. Revenue from software maintenance contracts was recognized on a straight-line basis over the term of the contract, generally one year. Revenues from consulting, training and other services were recognized in the period in which services were performed and earned in accordance with the respective agreements. To the extent that an engagement was projected to be completed at a loss, a provision for the full amount of the loss was provided at that time.

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                           DECEMBER 31, 1998 AND 1999

(c) Stock Options

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals, or is greater than, the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(d) Stock Split

   In July 1998, outstanding shares of common stock were reverse split one-for-four. In December 1999, outstanding shares of common stock were reverse split one-for-three. All share and per share amounts have been restated.

(e) Earnings Per Share

   In accordance with SFAS No. 128 "Earnings Per Share", basic earnings per share (EPS) of common stock is calculated based upon the weighted average number of common stock outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. As the Company recorded losses in 1998 and 1999 there were no dilutive potential common shares.

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                           DECEMBER 31, 1998 AND 1999


3. NOTES PAYABLE

                                                                1998     1999
                                                              -------- --------
(a) Notes Payable to Shareholder

Note payable to Shareholder--On February 13, 1997 the
 Company issued a note payable in connection with a proposed private placement of debt securities in the amount of
 $750,000. The Company was advanced the sum of $100,000
 under the Note. The Note is secured by the assets of the
 Company and bore interest at 10% per annum. On February 3,
 2000 the Note was amended to include accrued interest
 through December 31, 1999 of $28,000, commencing six months from the closing of the Merger, the automatic conversion
 into common stock at $3.50 per share, if the market price
 of the common stock is equal to or in excess of $7 per
 share for a period of 10 consecutive trading days, and
 accrue interest at 8% per annum payable on conversion or
 maturity. If not converted, the Note matures three years
 from the closing date of the Merger. ......................  $100,000 $128,000
Note payable to Shareholder--On May 1, 1998, the Company
 issued a note payable in connection with the receipt of
 $50,000. The Note is unsecured and bears interest at the
 fixed rate of 10% per annum. The Shareholder advanced the
 further sum of $5,000 in 1999. On July 31, 1999, the
 Shareholder agreed not to accrue interest thereafter on the
 Note. On February 3, 2000, the Note was amended to,
 commencing six months from the closing of the Merger, the
 automatic conversion into common stock at $3.50 per share,
 if the market price of the common stock is equal to or in
 excess of $7 per share for a period of 10 consecutive
 trading days. If not converted the Note matures three years
 from the closing date of the Merger. ......................    50,000   55,000
                                                              -------- --------
The conversion feature represents a beneficial conversion,
 which at issuance had a value of $183,000. The Company will recognize a charge to interest expense, based on the value
 of the beneficial conversion at issuance, upon conversion
 of the notes. .............................................  $150,000 $183,000
                                                              ======== ========
Note payable, due November 4, 1998. The Note is unsecured,
 non-interest bearing and currently in default. ............  $ 42,500 $ 42,500
Notes payable--On December 15, 1999, the Company issued a
 note payable to takeoutmusic in connection with the receipt of $25,000. The Note is unsecured and bears interest at the fixed rate of 6% per annum. The principal amount of the
 Note together with interest is due and payable upon demand
 but not prior to the earlier to occur of 60 days following
 the effective date of the Merger (Note 1) or April 15,
 2000. .....................................................       --    25,000
                                                              -------- --------
                                                              $ 42,500 $ 67,500
                                                              ======== ========

(b) Note Payable

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                           DECEMBER 31, 1998 AND 1999


4. INCOME TAXES

   Significant components of the Company's deferred tax assets as of December 31, 1998 and 1999, respectively, are shown below. A valuation allowance has been recognized to offset the deferred tax assets, as realization of such assets is uncertain.

                                                          1998         1999
                                                       -----------  -----------
   Deferred tax assets:
     Net operating loss carryforwards................. $ 2,007,000  $ 1,781,000
     Research and development credits.................     157,000      114,000
     Other--net.......................................      26,000          --
                                                       -----------  -----------
   Total deferred tax assets..........................   2,190,000    1,895,000
   Valuation allowance for deferred tax assets........  (2,190,000)  (1,895,000)
                                                       -----------  -----------
                                                       $       --   $       --
                                                       ===========  ===========

   At December 31, 1999, the Company has federal net operating loss carryforwards of approximately $5.2 million. The Company also has federal research credit carryforwards of approximately $114,000. The federal tax loss carryforward and the research credit carryforwards will begin expiring in 2009 unless previously utilized. During 1999 the Company filed for withdrawal with the Secretary of State in California. As such, in the State of California, the Company lost the potential future benefit of net operating loss carryforwards of approximately $2.2 million and research credits of approximately $64,000.

   In accordance with certain provisions of the Internal Revenue Code, a change in ownership of a corporation of greater than 50 percent within a three-year period will place an annual limitation on the corporation's ability to utilize its existing tax loss and tax credit carryforwards.

5. CAPITAL STOCK

(a) Stock options

   The Company established a stock option plan ("the Plan") to grant options to purchase common stock to employees, officers, non-employee directors of the Company and certain other individuals. The Plan authorizes the Company to issue or grant stock options to purchase up to 209,825 shares of its common stock as of December 31, 1999. As of December 31, 1999, the Company has no outstanding stock options.

(b) Warrants

   As of December 31, 1999, the Company has outstanding warrants, issued in connection with a private placement of common stock during 1997, entitling the holders to purchase a total of 561,111 common shares of the Company at $0.5175 per share originally to expire October 15, 1999. During 1999, the warrant expiration date was extended to the close of business on October 15, 2004. On February 4, 2000, warrants for the purchase of 406,667 shares were further amended to provide for the cashless exercise of the warrants.

                       SHAMPAN, LAMPORT HOLDINGS LIMITED

                           DECEMBER 31, 1998 AND 1999


6. RELATED PARTY TRANSACTIONS

   During the years ended December 31, 1998 and 1999, the Company paid or accrued, the following amounts to related parties:

                                                                  1998    1999
                                                                 ------- -------
   Management fees.............................................. $45,000 $42,000
   Rent.........................................................  15,000   8,750
   Interest.....................................................  13,333  12,937
   Finance fee..................................................  15,000     --
                                                                 ------- -------
                                                                 $88,333 $63,687
                                                                 ======= =======

   Notes payable to a director are $150,000 and $183,000 at December 31, 1998 and 1999, respectively.

   Included in accrued liabilities at December 31, 1998 is $21,333 of accrued interest due to a director of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of takeoutmusic.com

   We have audited the accompanying balance sheet of takeoutmusic.com, Inc. (a Delaware corporation in the development stage) as of December 31, 1999, and the related statement of operations, stockholders' equity and cash flows for the period from April 12, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of takeoutmusic.com, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period from April 12, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP
                                          Arthur Andersen LLP

New York, New York
May 12, 2000
                             takeoutmusic.com, Inc.
                         (a development stage company)

                                 BALANCE SHEET

                               DECEMBER 31, 1999

                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................................ $1,105,898
  Certificate of deposit...........................................    300,000
  Other current assets.............................................      4,932
                                                                    ----------
    Total current assets...........................................  1,410,830
PROPERTY AND EQUIPMENT, net........................................     81,619
OTHER ASSETS.......................................................      5,707
                                                                    ----------
  Total assets..................................................... $1,498,156
                                                                    ----------

               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accrued expenses................................................. $   92,514
  Obligations under capital leases--current portion................     12,869
                                                                    ----------
    Total current liabilities......................................    105,383
OBLIGATIONS UNDER CAPITAL LEASES, less current portion.............      9,033
                                                                    ----------
STOCKHOLDERS' EQUITY
  Common Stock; $0.01 par value; 50,000,000 shares authorized,
   10,046,344 issued and outstanding at December 31, 1999..........    100,464
  Additional paid-in capital.......................................  1,643,579
  Deferred compensation............................................    (34,312)
  Accumulated deficit during development stage.....................   (325,991)
                                                                    ----------
    Total stockholders' equity.....................................  1,383,740
                                                                    ----------
      Total liabilities and stockholders' equity................... $1,498,156
                                                                    ==========


       The accompanying notes are an integral part of this balance sheet.

                             takeoutmusic.com, Inc.
                         (a development stage company)

                            STATEMENT OF OPERATIONS

      FOR THE PERIOD FROM APRIL 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

REVENUE............................................................. $     --

OPERATING EXPENSES:
  General and administration........................................   172,482
  Selling and marketing.............................................    63,771
  Business development..............................................    42,541
  Non-cash compensation expense.....................................     3,188
                                                                     ---------
    Total operating expenses........................................  (281,982)

INTEREST INCOME:                                                         7,692
  Net loss before income taxes......................................  (274,290)
                                                                     ---------
    Provision for income taxes......................................       --
    Net loss........................................................ $(274,290)
                                                                     =========
Loss per share:
  Basic and diluted--diluted........................................ $   (0.04)
Weighted average shares outstanding:
  Basic and diluted................................................. 6,324,756


         The accompanying notes are an integral part of this statement.

                             takeoutmusic.com, Inc.
                         (a development stage company)

                       STATEMENT OF STOCKHOLDERS' EQUITY

      FOR THE PERIOD FROM APRIL 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

                             Common Stock     Additional
                          -------------------  Paid in     Deferred   Accumulated
                            Shares    Amount   Capital   Compensation   Deficit     Total
                          ---------- -------- ---------- ------------ ----------- ----------
Issuance of stock to
 founders...............       5,750 $     58 $      --    $    --     $      (8) $       50
Stock Split--900 to 1...   5,169,250   51,693        --         --       (51,693)        --
Proceeds from issuance
 of common stock in
 connection with private
 placement, net of
 issuance costs of
 $15,668................   1,725,004   17,250     77,082        --           --       94,332
Proceeds from issuance
 of common stock in
 connection with private
 placement net of
 issuance costs of......   3,146,340   31,463  1,528,997        --           --    1,560,460
Issuance of options to
 consultants for
 services...............         --       --      37,500    (37,500)         --          --
Amortization of deferred
 compensation...........         --       --         --       3,188          --        3,188
Net loss for the year
 ended December 31,
 1999...................         --       --         --         --      (274,290)   (274,290)
                          ---------- -------- ----------   --------    ---------  ----------
BALANCE AT DECEMBER 31,
 1999...................  10,046,344 $100,464 $1,643,579   $(34,312)   $(325,991) $1,383,740
                          ========== ======== ==========   ========    =========  ==========



         The accompanying notes are an integral part of this statement.

                             takeoutmusic.com, Inc.
                         (a development stage company)

                            STATEMENT OF CASH FLOWS
      FOR THE PERIOD FROM APRIL 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss......................................................... $ (274,290)
  Adjustments to reconcile net loss to net cash used in operating activities
  Depreciation and amortization....................................      6,044
  Non-cash compensation expense....................................      3,188
  Increase in other asset..........................................    (10,639)
  Increase in accounts payable and accrued expenses................     92,514
                                                                    ----------
    Net cash used in operating activities..........................   (183,183)
                                                                    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in short term investments...............................   (300,000)
  Capital expenditures.............................................    (35,864)
  Capitalization of web-site development costs.....................    (26,170)
  Payment of capital lease liabilities.............................     (3,727)
                                                                    ----------
    Net cash used in investing activities..........................   (365,761)
                                                                    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions on initial capitalization..................         50
  Proceeds from issuance of stock, net of issuance costs...........  1,654,792
                                                                    ----------
    Net cash provided by financing activities......................  1,654,842
                                                                    ----------
      Net increase in cash and cash equivalents....................  1,105,898

CASH AND CASH EQUIVALENTS, beginning of period.....................        --
                                                                    ----------

CASH AND CASH EQUIVALENTS, end of period........................... $1,105,898
                                                                    ==========



         The accompanying notes are an integral part of this statement.

                             takeoutmusic.com, Inc.
                         (a development stage company)

                       NOTES TO THE FINANCIAL STATEMENTS

1. THE COMPANY

   takeoutmusic.com, Inc. (the "Company" or "takeoutmusic.com"), a Delaware corporation, was incorporated on April 12, 1999. The Company is in the development stage and is engaged in the business of developing and marketing musical recordings, and offering such recordings by direct file transfer, or "downloading" to consumers over the Internet on its websites. The sites employ a record industry accepted technology licensed from Liquid Audio that allows downloads of samples and full songs directly from its website to PC player programs, CD recorder devices, and portable digital music players. The company also undertakes internet and traditional marketing activities for third party companies. The Company operates within one industry segment.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

   The Company is in the development stage and is subject to various risks, including the need for additional financing, dependence on key personnel and the establishment of its operations as a viable business model. Furthermore, the Company is subject to the risks and uncertainties associated with Internet commerce.

Revenue Recognition

   Advertising, marketing and promotion revenues will be derived principally from short-term agreements. These revenues will be generally recognized ratably over the term of the agreements, provided the Company has no significant obligations and collection of receivable is probable. Revenue from music downloads and merchandise sales will be recognized in the period in which the download or shipment occurs.

Advertising Costs

   Advertising costs are expensed as incurred. The Company expenses the production costs of advertising the first time the advertising takes place. For the period from inception (April 12, 1999) to December 31, 1999 advertising costs were approximately $41,000.

Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

   The carrying amounts of the Company's accounts receivable, accounts payable, accrued liabilities and debt approximate fair market value based upon the relatively short-term nature of these financial instruments.

                             takeoutmusic.com, Inc.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation and are depreciated on the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Expenditures for maintenance and repairs are charged to operations as incurred.

Software Costs

   In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", issued in March 1998 and adopted by the Company, external direct costs of materials and services incurred in connection with developing or obtaining internal use software and payroll costs of employees working solely on the application development stage of the project have been capitalized. Such costs will be amortized using the straight-line method over an estimated useful life of 3 years beginning when the software is ready for its intended use or over its known useful life, whichever is shorter.

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"). This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 requires, among other things, that the entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Organization Costs

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." This SOP requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5 and expensed all costs as incurred.

Income Taxes

   Income taxes are calculated using the liability method of accounting for income taxes specified by SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statements and income tax bases of assets, liabilities and carryforwards using enacted tax rates. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. Realization is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in effect in future periods.

Stock-based Compensation

   SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages entities to recognize compensation costs for stock-based employee compensation plans using the fair value based method of accounting defined in SFAS No. 123, but allows for the continued use of the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company continues to use the accounting prescribed by APB Opinion No. 25 and as such is required to disclose pro forma net income and earnings per share as if the fair value based method of accounting had been applied.

                             takeoutmusic.com, Inc.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will be effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of the adoption of SFAS 133 on its financial position and results of operations.

3. PROPERTY AND EQUIPMENT

   Property and Equipment consists of the following:

   Computer equipment.................................................. $52,836
   Web site development costs..........................................  26,170
   Office equipment and furniture......................................   8,657
                                                                        -------
                                                                         87,633
   Less--accumulated depreciation and amortization.....................  (6,044)
                                                                        -------
   Net................................................................. $81,619
                                                                        =======

4. ACCRUED EXPENSES

   Accrued expenses consist of the following:

   Professional fees................................................... $73,284
   Accrued payroll taxes...............................................   1,909
   Other...............................................................  17,321
                                                                        -------
                                                                        $92,514
                                                                        =======

5. INCOME TAXES

   As of December 31 1999, the Company has estimated tax net operating loss carryforwards of approximately $274,000 which begin to expire in 2020. The Company has recorded a deferred tax asset offset by a valuation allowance of approximately $274,000 because of uncertainty regarding their future realizability. A change in control, as defined in Internal Revenue Code Section 382 could limit the Company's ability to utilize its tax net operating loss carryforwards.

                             takeoutmusic.com, Inc.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


6. COMMITMENTS AND CONTINGENCIES

Leases

   takeoutmusic.com leases office space, certain computer equipment and office equipment and furniture under noncancellable leases expiring through fiscal 2001. As of December 31, 1999, future net minimum lease payments were as follows:

                                                              Capital  Operating
   Fiscal Year                                                 Lease     Lease
   -----------                                                -------  ---------
   2000...................................................... $13,775   $15,433
   2001......................................................   9,395       --
                                                              -------   -------
   Total minimum lease payments..............................  23,170    15,433
   Less: amounts representing interest.......................  (1,268)
   Present value of minimum lease payments................... $21,902
                                                              -------
   Current portion........................................... $12,869
                                                              -------
   Long-term................................................. $ 9,033
                                                              =======

   Operating lease expense for the period ended December 31, 1999 was $9,508 under noncancellable operating leases.

   In August 1999, the Company entered into an operating lease for its current facility in New York. The lease expires on July 31, 2000 and the Company has not yet identified an alternative location.

License Agreements

   takeoutmusic.com had entered into license agreements with approximately 75 recording artists at December 31, 1999. The agreements allow takeoutmusic.com to make recordings available for sale via internet download. If the Artist links any Artist-controlled website to the takeoutmusic.com site, takeoutmusic.com is entitled to a royalty on all sales of sound recordings or merchandise to visitors who enter the Artist-controlled site through the takeoutmusic.com site. The Company pays royalties to the Artists on digital downloads from the takeoutmusic.com website, less a distribution fee to Liquid Audio. The Company also receives royalties on sales of recordings through the Liquid Audio Network, a portion of which remitted to the Artist.

Consulting Agreements

   During 1999, the Company entered into consulting agreements with four of its advisors to the Board of Directors, which will continue for one year subject to renewal. The compensation under the agreement consists of initial grants of 25,000 stock options to each advisor at an exercise price of $0.67 per share and annual grants of 5,000 stock options commencing two years after the initial grant. The exercise price of the subsequent grants will be the then fair market value. The initial options vest ratably over two years, provided that the advisors are still providing consulting services to the Company and all stock options including the additional annual grants will terminate six years after the date of the initial option grant. During the period ended December 31, 1999, the Company issued $33,000 of grants determined using the Black-Scholes option pricing model, of which $2,063 was charged to expense.

   During 1999, the Company entered into consulting agreements with two independent contractors. The compensation under the agreement consists of nonqualified stock options to purchase 5,000 shares each of
                             takeoutmusic.com, Inc.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)

common stock at an exercise price of $0.67 per share. The options vest on October 1, 2000. The options will expire on the earlier of 10 years from the date of grant or 3 months after grantee is no longer employed or associated with the Company. During the period ended December 31, 1999, the Company issued $4,500 of grants determined using the Black-Scholes option pricing model, of which $1,125 was charged to expense.

7. INCENTIVE COMPENSATION PLAN

   On July 16, 1999, the Company adopted the 1999 Incentive Compensation Plan (the "Plan"), under which incentive stock options, stock appreciation rights, restricted stock units, stock awards or cash awards may be granted to executives, employees, directors and other persons who provide services to the Company, to the extent deemed appropriate by the Compensation Committee of the Board of Directors. An aggregate of 1,200,000 shares of common stock of the Company have been reserved for delivery in connection with Awards under the Plan.

   Pursuant to SFAS 123, the Company has elected to account for the 1999 Plan under APB No. 25, under which no compensation expense is recognized for unit option awards granted at or above fair market value. As the exercise price of all options granted during 1999 equaled or was greater than the fair market value, no deferred compensation expense was recorded. Under SFAS No. 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service (or vesting) period.

   Had the Company recognized compensation expense in accordance with SFAS 123, the Company's net loss would have been changed to the following pro forma amounts for the period from inception (April 12, 1999) to December 31, 1999.

                                                                       1999
                                                                     ---------
   Net loss, as reported............................................ $(274,290)
   Net loss, pro forma..............................................  (389,171)

   Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999: (1) expected life of option of five to ten years; (2) dividend yield of 0%; (3) expected volatility of 46%; and (4) risk-free interest rate of 6%.

   Following is a summary of the Company's stock option activity from the period of inception (April 12, 1999) to December 31, 1999--

                                                                  December 31,
                                                                      1999
                                                                ----------------
                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                                Options  Price
                                                                ------- --------
   Outstanding at beginning of period..........................     --   $ --
   Granted..................................................... 628,000   0.67
   Canceled....................................................     --     --
   Terminated..................................................     --     --
   Exercised...................................................     --     --
   Outstanding at end of period................................ 628,000  $0.67
                                                                =======  =====
   Options exercisable at end of period........................     --     --
                                                                -------
   Weighted average fair value of options granted..............   $0.42

                             takeoutmusic.com, Inc.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


8. STOCKHOLDER'S EQUITY

Change in Authorized Number of Shares

   In June 1999, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000 from 5,000 and to change the par value from no par value to par value per share of $0.01.

Stock Split

   Effective June 1999, the Company authorized a 900-for-1 stock split of common shares.

Private Placement

   In July 1999 the Company issued 1,725,004 shares of its common stock in a private placement receiving net proceeds of $94,332 (after issuance costs of approximately $16,000).

   In December 1999 the Company issued 3,146,340 shares of its common stock in a private placement receiving net proceeds of $1,560,460 (after issuance costs of approximately $264,000).

Warrant

   In connection with the December private placement, takeoutmusic.com issued a warrant to purchase an aggregate of 314,638 shares of takeoutmusic.com Common Stock to their placement agent at an exercise price of $0.67. The warrants are exercisable from the closing of the private placement (December 28, 1999). The expiration date of the warrant is December 28, 2004.

   The fair value of the warrant granted, using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, volatility of 46%, risk-free interest rate of 6.49% and expected life of five years, was $89,778. takeoutmusic.com has recorded this as a transaction cost associated with the private placement.

9. SUBSEQUENT EVENTS

Merger with Shampan Lamport Holdings Limited

   On February 4, 2000, TOMCI Acquisition Corp., ("MergerSub"), a Delaware corporation and a wholly owned subsidiary of Shampan Lamport Holdings Limited ("Shampan"), a Washington corporation, merged with and into takeoutmusic.com, Inc., a Delaware corporation ("takeoutmusic.com"), pursuant to an Agreement and Plan of Merger dated January 26, 2000 (the "Merger Agreement"). takeoutmusic.com was the surviving corporation in the merger. In connection with the Merger, Shampan changed its name to takeoutmusic.com Holdings Corp.

   Pursuant to the terms of the Merger Agreement, Shampan issued 10,046,344 shares of its authorized but previously unissued common stock to the former holders of takeoutmusic.com common stock based on a conversion ratio of 1.15 shares of Shampan's common stock for each share of takeoutmusic.com common stock issued and outstanding as of the effective time of the Merger. The shares issued to the former takeoutmusic.com stockholders represent approximately 80.5% of the outstanding common stock of Shampan following the Merger, and the shareholders of Shampan prior to the Merger represent approximately 19.5% of the outstanding Common Stock of Shampan following the Merger. The merger was accounted for as a capital
                             takeoutmusic.com, Inc.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)

transaction which is equivalent to the issuance of stock by takeoutmusic.com for Shampan's net liabilities of approximately $275,000, accompanied by a recapitalization of takeoutmusic.com. All share and per share information included in these financial statements has been adjusted retroactively to reflect the recapitalization.

   In addition, all outstanding options and warrants to purchase takeoutmusic.com common stock were converted into options and warrants to purchase common stock of Shampan. The sole outstanding warrant to purchase an aggregate of 273,598 shares of takeoutmusic.com common stock at an exercise price of $0.67 was converted into a warrant to purchase an aggregate of 314,638 shares of Shampan' common stock at an exercise price of $0.58. takeoutmusic.com employee stock options to purchase an aggregate of 733,000 shares of takeoutmusic.com common stock at an exercise price of $0.67 per share were converted into options to purchase 842,950 shares of Shampan' common stock at an exercise price of $0.58 per share.

   In addition, the 1999 Incentive Compensation Plan (the "Plan") to grant options to purchase takeoutmusic.com common stock were converted into the 1999 Incentive Plan to purchase common stock of Shampan.

Fulfillment Center Agreement

   In April, 2000, takeoutmusic.com entered into an agreement with Baker & Taylor, Inc. ("B&T"), a third party service organization whereby B&T provides takeoutmusic.com with drop ship distribution services in support of takeoutmusic.com's retail operations, for an initial period of one year, renewable annually for a total of five years. All aspects relating to fulfillment of customer orders are handled by B&T following receipt of customers orders from takeoutmusic.com, including processing of customer orders and shipment of merchandise.

   In consideration for performance of the services provided by B&T during the contract term, takeoutmusic.com paid an initial start-up fee and will be charged on a fee-for-service basis.

          takeoutmusic.com, Inc. and Shampan Lamport Holdings Limited

           Introduction to Pro Forma Financial Statements (unaudited)

   On February 4, 2000, Shampan Lamport Holdings Limited, ("Shampan"), a Washington corporation, merged with and into takeoutmusic.com, Inc., a Delaware corporation ("takeoutmusic.com"), pursuant to an Agreement and Plan of Merger dated January 26, 2000 (the "Merger Agreement"). Takeoutmusic.com was the surviving corporation in the merger. In connection with the Merger, Shampan changed its name to takeoutmusic.com Holdings Corp.

   Pursuant to the terms of the Merger Agreement, each share of takeoutmusic.com common stock issued and outstanding was exchanged for Shampan common stock based on a conversion ratio of 1.15 shares of Shampan's common stock for each share of takeoutmusic.com common stock. As a result of the merger, the takeoutmusic.com Stockholders collectively acquired approximately 10,046,344 shares of Shampan Common Stock or approximately 80.5% of the outstanding common stock of Shampan. In addition, all outstanding options and warrants to purchase takeoutmusic.com common stock were converted into options and warrants to purchase common stock of the Company. The merger will be accounted for as a capital transaction, which is equivalent to the issuance of stock by takeoutmusic.com for Shampan's net liabilities of approximately $275,000, accompanied by a recapitalization of takeoutmusic.com.

   The accompanying unaudited pro forma balance sheet presents the financial position of takeoutmusic.com and Shampan as of December 31, 1999, assuming the merger has been completed as of the balance sheet date. The unaudited pro forma statement of operations for the year ended December 31, 1999 for takeoutmusic.com and Shampan reflect the merger as if the merger had been completed on the first day of the fiscal year presented. The historical statements of operations for the year ended December 31, 1999 have been derived from the audited financial statements of Shampan included in its Annual Report on Form 10-KSB, Registration Number 333-07727 which is incorporated herein by reference, and takeoutmusic.com's audited statement of operations for the period ended December 31, 1999.

   The unaudited pro forma financial statements are not indicative of the results that actually would have occurred had the acquisition taken place at the beginning of the period or of results that may be obtained in the future.

Arthur Andersen LLP
New York, New York
          takeoutmusic.com, Inc. and Shampan Lamport Holdings Limited

                                 BALANCE SHEET

                               DECEMBER 31, 1999
                                  (Unaudited)

                            Takeout      Shampan     Pro Forma
                           Historical  Historical   Adjustments     Pro Forma
                           ----------  -----------  -----------     ----------
          ASSETS
CURRENT ASSETS:
  Cash and cash
   equivalents............ $1,105,898  $     8,497  $       --      $1,114,395
  Certificate of
   Deposits...............    300,000          --           --         300,000
  Other current assets....      4,932          --           --           4,932
                           ----------  -----------  -----------     ----------
    Total current assets..  1,410,830        8,497          --       1,419,327
PROPERTY AND EQUIPMENT,
 net......................     81,619          --           --          81,619
OTHER ASSETS..............      5,707          --           --           5,707
                           ----------  -----------  -----------     ----------
    Total assets.......... $1,498,156  $     8,497  $       --      $1,506,653
                           ==========  ===========  ===========     ==========

     LIABILITIES AND
   STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and
   accrued expenses....... $   92,514  $    32,686  $       --      $  125,200
  Current portion of
   capital lease
   obligation.............     12,869          --           --          12,869
  Notes Payable...........        --        67,500          --          67,500
                           ----------  -----------  -----------     ----------
    Total current
     liabilities..........    105,383      100,186          --         205,569
CAPITAL LEASE OBLIGATION,
 less current portion.....      9,033          --           --           9,033
NOTES PAYABLE TO
 SHAREHOLDER..............        --       183,000          --         183,000
                           ----------  -----------  -----------     ----------
    Total liabilities.....    114,416      283,186          --         397,602

STOCKHOLDERS' EQUITY
 (DEFICIT):
  Common stock............    100,464       24,389      (87,360)(b)    137,956
                                                        100,463 (a)
  Additional paid-in
   capital................  1,643,579    4,949,776   (5,248,854)(c)  1,331,398
                                                         87,360 (b)
                                                       (100,463)(a)
  Accumulated deficit.....   (325,991)  (5,248,854)   5,248,854 (c)   (325,991)
DEFERRED COMPENSATION.....    (34,312)         --           --         (34,312)
                           ----------  -----------  -----------     ----------
    Total stockholders'
     equity (deficit).....  1,383,740     (274,689)         --       1,109,051
                           ----------  -----------  -----------     ----------
    Total liabilities and
     stockholders' equity
     (deficit)............ $1,498,156  $     8,497  $       --      $1,506,653
                           ==========  ===========  ===========     ==========

          takeoutmusic.com, Inc. and Shampan Lamport Holdings Limited

                                INCOME STATEMENT

                               DECEMBER 31, 1999
                                  (Unaudited)

                                 Takeout     Shampan     Pro Forma
                                Historical  Historical  Adjustments Pro Forma
                                ----------  ----------  ----------- ---------
OPERATING EXPENSES............. $ 281,982   $  78,170      $--      $ 360,152
                                ---------   ---------      ----     ---------
LOSS FROM OPERATIONS...........  (281,982)    (78,170)      --       (360,152)
INTEREST INCOME (EXPENSE)......     7,692     (12,937)      --         (5,245)
                                ---------   ---------      ----     ---------
    Net loss................... $(274,290)  $ (91,107)     $--      $(365,397)
                                =========   =========      ====     =========
NET LOSS PER COMMON SHARE:
  (BASIC AND DILUTED).......... $   (0.04)  $   (0.04)              $   (0.04)
                                =========   =========               =========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING (BASIC AND
 DILUTED)...................... 6,324,756   2,328,363               8,653,119

          takeoutmusic.com, Inc. and Shampan Lamport Holdings Limited

                       NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

   The pro forma balance sheet combines the balance sheets of takeoutmusic.com, Inc. ("takeoutmusic.com") and Shampan Lamport Holdings Limited ("Shampan") as of December 31, 1999, assuming the merger has been completed as of the balance sheet date. The pro forma statement of operations for the year ended December 31, 1999 combines the statement of operations of takeoutmusic.com for the period from inception (April 12, 1999) until December 31, 1999 with the statement of operations of Shampan for the year ended December 31, 1999. The results of operations of Shampan for the period from January 1, 2000 to February 4, 2000 were not material. The pro forma statement of operations reflects the merger, as if the merger had occurred on the first day of the fiscal year presented.

   The historical balance sheets used in the presentation of the pro forma financial statements have been derived from takeoutmusic.com's and Shampan's audited financial statements as of December 31, 1999. The historical statements of operations for the year ended December 31, 1999 have been derived from takeoutmusic.com's and Shampan's audited statements of operations.

2. UNAUDITED PRO FORMA ADJUSTMENTS

   A description of the adjustments included in the unaudited pro forma financial statements are as follows:

     (a) Reflects the issuance of 10,046,344 shares of $0.01 par value common stock of Shampan in exchange for the outstanding common shares of takeoutmusic.com.

     (b) Reflects the elimination of takeoutmusic.com's common stock.

     (c) Reflects the elimination of Shampan's accumulated deficit.

                        takeoutmusic.com, Holdings Corp.
                         (a development stage company)

                           CONSOLIDATED BALANCE SHEET
                                  (Unaudited)

                                                       December 31, March 31,
                                                           1999        2000
                                                       ------------ ----------
                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................  $1,105,898  $1,179,922
  Certificate of deposit..............................     300,000         --
  Other current assets................................       4,932      21,640
                                                        ----------  ----------
    Total current assets..............................   1,410,830   1,201,562
FIXED ASSETS, net.....................................      81,619      98,934
OTHER ASSETS..........................................       5,707       5,707
                                                        ----------  ----------
    Total assets......................................  $1,498,156  $1,306,203
                                                        ==========  ==========

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses...............  $   92,514  $  251,778
  Notes payable.......................................         --       42,500
  Obligations under capital leases--current portion...      12,869      13,775
                                                        ----------  ----------
    Total current liabilities.........................     105,383     308,053

OTHER LIABILITIES
  Notes payable to shareholders.......................         --      183,000
  Deferred revenue....................................         --        7,167
  Obligations under capital leases, less current
   portion............................................       9,033       4,571
                                                        ----------  ----------
    Total other liabilities...........................       9,033     194,738
                                                        ----------  ----------
    Total liabilities.................................     114,416     502,791

STOCKHOLDERS' EQUITY..................................
  Common Stock; $0.01 par value; 100,000,000 shares
   authorized,
   12,579,677 issued and outstanding at March 31,
   2000...............................................     100,464     124,852
  Additional paid in capital..........................   1,643,579   1,355,002
  Deferred compensation...............................     (34,312)    (37,968)
  Accumulated deficit.................................    (325,991)   (638,474)
                                                        ----------  ----------
    Total stockholders' equity........................   1,383,740     803,412
                                                        ----------  ----------
    Total liabilities and stockholders' equity........  $1,498,156  $1,306,203
                                                        ==========  ==========


      The accompanying notes are an integral part of these balance sheets.

                        takeoutmusic.com Holdings Corp.
                         (a development stage company)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)

                                                  For the Three
                                                     Months      From Inception
                                                      Ended     (April 12, 1999)
                                                    March 31,          to
                                                      2000       March 31, 2000
                                                  ------------- ----------------
REVENUE..........................................  $    2,972      $   2,972
OPERATING EXPENSES:
  General and administration.....................     184,248        356,728
  Selling and marketing..........................      40,330         82,871
  Business development...........................      94,186        157,957
  Non-cash compensation expense..................       6,844         10,032
                                                   ----------      ---------
    Total operating expenses.....................     325,608        607,588
                                                   ----------      ---------
    Loss from operations.........................    (322,636)      (604,616)
INTEREST INCOME..................................      10,153         17,845
                                                   ----------      ---------
    Loss before provision for income taxes.......    (312,483)      (586,771)
PROVISION FOR INCOME TAXES.......................         --             --
                                                   ----------      ---------
    Net loss.....................................  $ (312,483)     $(586,771)
                                                   ==========      =========
LOSS PER SHARE (BASIC AND DILUTED)...............  $    (0.03)     $   (0.07)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
 (BASIC AND DILUTED).............................  12,485,233      7,899,494

        The accompanying notes are an integral part of these statements.

                        takeoutmusic.com Holdings Corp.
                         (a development stage company)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

        FOR THE PERIOD FROM APRIL 12, 1999 (INCEPTION) TO MARCH 31, 2000

                             Common Stock     Additional
                          -------------------  Paid in      Deferred   Accumulated
                            Shares    Amount   Capital    Compensation   Deficit     Total
                          ---------- -------- ----------  ------------ ----------- ---------
Balance at April 12,
 1999...................         --  $    --  $      --     $    --     $     --   $     --
Issuance of stock to
 founders, April 12,
 1999...................       5,750       58        --          --            (8)        50
Stock Split--900 to 1...   5,169,250   51,693        --          --       (51,693)       --
Proceeds from issuance
 of common stock in
 connection with private
 placement, net of
 issuance costs of
 $15,668................   1,725,004   17,250     77,082         --           --      94,332
Proceeds from issuance
 of common stock in
 connection with private
 placement net of
 issuance costs of
 $263,508...............   3,146,340   31,463  1,528,997         --           --   1,560,460
Issuance of options to
 consultants for
 services rendered......         --       --      37,500     (37,500)         --         --
Amortization of deferred
 compensation...........         --       --         --        3,188          --       3,188
Net loss for the year
 ended December 31,
 1999...................         --       --         --          --      (274,290)  (274,290)
                          ---------- -------- ----------    --------    ---------  ---------
Balance at December 31,
 1999...................  10,046,344  100,464  1,643,579     (34,312)    (325,991) 1,383,740
Acquisition of common
 stock as a result of
 merger.................   2,438,889   24,388   (299,077)        --           --    (274,689)
Issuance of options.....         --       --      10,500     (10,500)         --         --
Amortization of deferred
 compensation...........         --       --         --        6,844          --       6,844
Net loss for the period
 ended March 31, 2000...         --       --         --          --      (312,483)  (312,483)
                          ---------- -------- ----------    --------    ---------  ---------
Balance at March 31,
 1999...................  12,485,233 $124,852 $1,355,002    $(37,968)   $(638,474) $ 803,412
                          ========== ======== ==========    ========    =========  =========

        The accompanying notes are an integral part of these statements
                        takeoutmusic.com Holdings Corp.
                         (a development stage company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

                                                For the Three   From Inception
                                                    Months     (April 12, 1999)
                                                    Ended             to
                                                March 31, 2000  March 31, 2000
                                                -------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.....................................   $ (312,483)     $ (586,771)
  Adjustments to reconcile net loss to net cash
   used in operating activities--
    Depreciation and amortization..............        8,539          14,583
    Non-cash compensation expense..............        6,844          10,032
    Increase in accounts receivable............      (16,708)        (16,708)
    Increase in other assets...................          --          (10,639)
    Increase in accounts payable and accrued
     expenses..................................      126,578         219,092
    Decrease in notes payable..................      (25,000)        (25,000)
    Increase in deferred revenue...............        7,167           7,167
                                                  ----------      ----------
      Net cash used in operating activities....     (205,063)       (388,244)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease in short term investments...........      300,000             --
  Capital expenditure..........................      (14,065)        (49,929)
  Capitalization of web-site development
   costs.......................................      (11,789)        (37,959)
  Cash acquired through merger.................        8,499           8,497
  Payment of capital lease liabilities.........       (3,558)         (7,285)
                                                  ----------      ----------
      Net cash used in investing activities....      279,087         (86,676)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions on initial
   capitalization..............................          --               50
  Proceeds from exercise of warrants...........          --              --
  Proceeds from private placement..............          --        1,654,792
                                                  ----------      ----------
      Net cash provided by financing
       activities..............................          --        1,654,842
      Net increase in cash and cash
       equivalents.............................       74,024       1,179,922
CASH AND CASH EQUIVALENTS, beginning of
 period........................................    1,105,898             --
                                                  ----------      ----------
CASH AND CASH EQUIVALENTS, end of period.......   $1,179,922      $1,179,922
                                                  ==========      ==========


        The accompanying notes are an integral part of these statements.

                        takeoutmusic.com, Holdings Corp.
                         (a development stage company)

                       NOTES TO THE FINANCIAL STATEMENTS

1. THE COMPANY

   takeoutmusic.com Holdings Corp. (the "Company" or "takeoutmusic.com"), a Washington corporation, was incorporated on December 28, 1993. The Company is in the development stage and is engaged in the business of developing and marketing musical recordings, and offering such recordings by direct file transfer, or "downloading" to consumers over the Internet on its websites. The sites employ a record industry accepted technology licensed from Liquid Audio that allows downloads of samples and full songs directly from its website to PC player programs, CD recorder devices, and portable digital music players. The company also undertakes internet and traditional marketing activities for third party companies. The Company operates within one industry segment.

2. BASIS OF PRESENTATION

   In the opinion of management, the unaudited consolidated condensed financial statements included herein have been prepared on a basis consistent with prior periods reported financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to fairly present the information set forth therein.

   Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission, although the Company believes that the disclosures in the unaudited interim financial statements are adequate to ensure that the information presented is not misleading. The results of operations for the interim reporting periods presented herein are not necessarily indicative of any future operating results.

   The financial information as of December 31, 1999 is derived from the Company's Current Report on Form 8-K for the period from inception (April 12,
1999) to December 31, 1999 as filed with the Securities Exchange Commission and the Company's Annual Report on Form 10KSB for the year ended December 31, 1999. The interim financial statements presented herein should be read in conjunction with the financial statements and the notes thereto included in the Form 10-KSB and the Form 8K.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

3. NET LOSS PER COMMON SHARE

   The weighted average shares used to compute basic net loss per share include outstanding shares of common stock from the date of issuance. The calculation of diluted net loss per share for all periods presented excludes shares of common stock issuable upon exercise of employee stock options and stock options issued to Advisors and Consultants as their effect would be antidilutive. Therefore, the weighted average number of shares used in the calculation of basic and dilutive net loss per common share is the same.

   The Company had 781,304 outstanding warrants outstanding as of March 31, 2000 which were excluded from the above calculation as their effect would be antidilutive for the purposes of the calculation of diluted earnings per share.

Comprehensive Net Loss

   There are no differences between the Company's net loss as reported for any of the periods reported herein and the Company's comprehensive loss, as defined by Statement of Financial Accounting Standards No. 130, for each of these respective periods.

                        takeoutmusic.com, Holdings Corp.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)

4. MERGER WITH SHAMPAN LAMPORT HOLDINGS LIMITED

   On February 4, 2000, TOMCI Acquisition Corp., ("MergerSub"), a Delaware corporation and a wholly owned subsidiary of Shampan Lamport Holdings Limited ("Shampan" or the "Company"), a Washington corporation, merged with and into takeoutmusic.com, Inc., a Delaware corporation ("takeoutmusic.com"), pursuant to an Agreement and Plan of Merger dated January 26, 2000 (the "Merger Agreement"). takeoutmusic.com was the surviving corporation in the merger. In connection with the Merger, Shampan changed its name to takeoutmusic.com Holdings Corp.

   Pursuant to the terms of the Merger Agreement, Shampan issued 10,046,344 shares of its authorized but previously unissued common stock to the former holders of takeoutmusci.com common stock based on a conversion ratio of 1.15 shares of Shampan's common stock for each share of takeoutmusic.com common stock issued and outstanding as of the effective time of the Merger. The shares issued to the former takeoutmusic.com stockholders represent approximately 80.5% of the outstanding common stock of Shampan following the Merger, and the shareholders of Shampan prior to the Merger represent approximately 19.5% of the outstanding Common Stock of Shampan following the Merger. The merger was accounted for as a capital transaction which is equivalent to the issuance of stock by takeoutmusic.com for Shampan's net liabilities of approximately $275,000, accompanied by a recapitalization of takeoutmusic.com. All share and per share information included in these financial statements has been adjusted to retroactively reflect the recapitalization.

   In addition, all outstanding options and warrants to purchase takeoutmusic.com common stock were converted into options and warrants to purchase common stock of Shampan. The sole outstanding warrant to purchase an aggregate of 273,598 shares of takeoutmusic.com common stock at an exercise price of $0.67 was converted into a warrant to purchase an aggregate of 314,638 shares of Shampan common stock at an exercise price of $0.58. takeoutmusic.com employee stock options to purchase an aggregate of 733,000 shares of takeoutmusic.com common stock at an exercise price of $.067 per share were converted into options to purchase 842,950 shares of Shampan common stock at an exercise price of $0.58 per share.

   In addition, the 1999 Incentive Compensation Plan (the "Plan") to grant options to purchase takeoutmusic.com common stock were converted into the 1999 Incentive Plan to purchase common stock of Shampan.

5. NOTES PAYABLE

(a) Notes Payable to Shareholder

                                                                       March 31,
                                                                         2000
                                                                       ---------
   Note payable to Shareholder(i).....................................  128,000
   Note payable to Shareholder(ii)....................................   55,000
                                                                        -------
                                                                        183,000
                                                                        =======

--------
(i) Note payable to Shareholder--On February 13, 1997 the Company issued a note payable in connection with a proposed private placement of debt securities in the amount of $750,000. The Company was advanced the sum of $100,000 under the Note. The Note is secured by the assets of the Company and bore interest at 10% per annum. On February 3, 2000 the Note was amended to include accrued interest through December 31, 1999 of $28,000; commencing six months from the closing of the Merger, the automatic conversion into common stock at $3.50 per share, if the market price of the common stock is
                        takeoutmusic.com, Holdings Corp.
                         (a development stage company)

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)

   equal to or in excess of $7 per share for a period of 10 consecutive trading days; and accrue interest at 8% per annum payable on conversion or maturity. If not converted, the Note matures three years from the closing date of the Merger.
(ii) Note payable to Shareholder--On May 1, 1998, the Company issued a note payable in connection with the receipt of $50,000. The Note is unsecured and bears interest at the fixed rate of 10% per annum. The Shareholder advanced the further sum of $5,000 in 1999. On February 3, 2000, the Note was amended to include, commencing six months from the closing of the Merger, the automatic conversion into common stock at $3.50 per share, if the market price of the common stock is equal to or in excess of $7.00 per share for a period of 10 consecutive trading days. If not converted the Note matures three years from the closing date of the Merger.

   Both of the above notes include a beneficial conversion feature that will result in an interest charge if and when the price of the Company's stock exceeds $7.00 per share. Such charge will be imputed based on the difference between $3.50 and the then current fair market value of the Company's stock.

(b) Note Payable

                                                                       March 31,
                                                                         2000
                                                                       ---------
   Note payable.......................................................  42,500

   Note payable, due November 4, 1998. The Note is unsecured and non- interest bearing.

6. SUBSEQUENT EVENTS

Fulfillment Center Agreement

   In April, 2000, takeoutmusic.com entered into an agreement with Baker & Taylor, Inc. ("B&T"), a third party service organization whereby B&T provides takeoutmusic.com with drop ship distribution services in support of takeoutmusic.com's retail operations, for an initial period of one year, renewable annually for a total of five years. All aspects relating to fulfillment of customer orders are handled by B&T following receipt of customers orders from takeoutmusic.com, including processing of customer orders and shipment of merchandise.

   In consideration for performance of the services provided by B&T during the contract term, takeoutmusic.com paid an initial start- up fee and will be charged on a fee-for-service basis.